SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Docusign Envelope ID: F12A8275-C9BC-8024-82E3-7AEF7070B153

PRIVATE INSTRUMENT FOR THE 11th (ELEVENTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, IN A SINGLE SERIES FOR PUBLIC DISTRIBUTION PURPOSES UNDER AXIA ENERGIA S.A.’S AUTOMATIC REGISTRATION PROCEDURE.

entered into by and between

AXIA ENERGIA S.A.

acting in the capacity of Issuer

and

VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.,

acting in the capacity of Trustee and representative of the Debenture Holders’ body

July 17, 2026

Docusign Envelope ID: F12A8275-C9BC-8024-82E3-7AEF7070B153

PRIVATE INSTRUMENT FOR THE 11th (ELEVENTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, IN A SINGLE SERIES FOR PUBLIC DISTRIBUTION PURPOSES UNDER AXIA ENERGIA S.A.’S AUTOMATIC REGISTRATION PROCEDURE.

By means of this private instrument, on the one hand,

(1)	AXIA ENERGIA S.A., a corporation registered with the Brazilian Securities and Exchange Commission (“CVM”) as a Category “A” securities issuer and currently in the operational phase, the headquarters of which is located in the city of Rio de Janeiro, in the state of Rio de Janeiro, at the address Avenida Graça Aranha, No. 26, Suite A, Centro, ZIP Code 20.030-900, registered with the Ministry of Finance’s National Register of Legal Entities (“CNPJ”) under record No. 00.001.180/0001-26. The company’s articles of incorporation were filed with the Rio de Janeiro State Board of Trade (“JUCERJA”) under NIRE No. 33.300.346.767, and it is represented in this act accordance with its bylaws (“the Issuer”);

and, on the other hand,

(2)	VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Central Bank of Brazil and incorporated as a limited liability company, the headquarters of which are located in the city of São Paulo, in the state of São Paulo, at the address Rua Gilberto Sabino, No. 215, Suite 41, 4th floor, Pinheiros, ZIP Code 05.425-020, registered under CNPJ No. 22.610.500/0001-88, represented in this act in accordance with its articles of organization (“Trustee”) and acting as a representative of the Debenture holders (as defined below) (“Debenture Holders”). The Issuer and Trustee shall hereinafter be collectively referred to as “the Parties” and, individually and without distinction, as “the Party”.

HEREBY RESOLVE to execute this “Private Instrument for the 11th (Eleventh) Issue of Simple Debentures, not Convertible into Shares, in a Single Series for Public Distribution Purposes under AXIA Energia S.A.’s Automatic Registration Procedure“ (“Indenture”), which shall be governed by the following clauses, terms, and conditions:

1	AUTHORIZATIONS

1.1           Corporate Authorization of the Issuer

1.1.1	This Indenture is entered into in accordance with the Meeting of the Issuer's Board of Directors' held on July 17, 2026 (“Issuer's RCA”), during which the terms and conditions of the Issuer’s 11th (eleventh) issue of simple debentures, not convertible into shares, in a single series, of the (“the Issue” and “Debentures”, respectively) were deliberated upon and approved in accordance with the provisions of article 59, head article and the first paragraph of Federal Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporations Act”), which will be subject to public distribution under an automatic registration procedure, without prior analysis by the CVM. This Indenture is intended for Professional Investors (as defined below), pursuant to Federal Law No. 6.385, of December 7, 1976, as amended (“Securities Market Act”), CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160”), and other applicable legal provisions (“the Offer”).
1.1.2	The Issuer's RCA also approved, among other characteristics of the Issue and Offer, the authorization provided to the Issuer's representatives to (i) perform all acts

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necessary to carry out the resolutions described therein, as well as sign any and all instruments related to the Issuance and Offer, including, but not limited to, this Indenture and the Distribution Agreement (as defined below), and may, for such purposes, also enter into any amendments to such instruments (if necessary), including any amendments to this Indenture that will ratify the results of the Bookbuilding Procedure (as defined below) and the Drop Down Amendment (as defined below); and (ii) formalize and effect the contracting of Coordinators (as defined below), the Trustee, legal advisors and service providers necessary for the implementation of the Issuance and Offer, including, but not limited to, the Issuer Agent (as defined below), the Paying Agent (as defined below), the Risk Rating Agency (as defined below) and B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3 (“B3”), among others. The Board may therefore, for this purpose, negotiate and sign the respective contracting instruments and any amendments.

2	REQUIREMENTS

The Issuance and the Offer shall be carried out in compliance with the following requirements:

2.1	Registration with the CVM without Prior Analysis and with the Brazilian Association of Financial and Capital Market Entities and Waiver of Prospectus and Information Sheet
2.1.1	The Offer will be registered with the CVM under an automatic distribution registration procedure without prior analysis by the CVM, pursuant to article 25, paragraph 2, and article 26, item IV, item "a" of CVM Resolution 160, given that it constitute a public offer (i) of debentures not convertible into shares; (ii) made available exclusively to Professional Investors; and

(iii) the issuer falls is classified as a frequent issuer of fixed income securities – EFRF due to their being considered an issuer with great exposure to the market – EGEM, pursuant to article 38-A, item I, of CVM Resolution No. 80, of March 29, 2022, as in force (“CVM Resolution 80”).

(i) The Debentures will be intended for the exclusive use of professional investors, as defined in articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“Professional Investors” and “CVM Resolution 30”, respectively).

2.1.2	Accordingly, in view of the procedure and target audience adopted, the Offer was exempted from presenting preliminary and final prospectuses or an information sheet for its execution.
2.1.3	The Offer will be registered with ANBIMA - Brazilian Association of Financial and Capital Market Entities (“ANBIMA”), within seven (7) days of disclosure of the closing of the Offer, pursuant to articles 15 and 18 of the “Rules and Procedures for Public Offerings”, as in force, which forms an integral part of “ANBIMA’s Self-Regulation Code for the Structuring, Coordination and Distribution of Public Offerings of Securities and the Acquisition of Securities”, as in force.

2.2           Filing and Publication of the Minutes of the Issuer's Board of Directors Meeting

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2.2.1	The minutes of meetings of the Issuer's RCA will be disclosed on the Issuer's website on the Internet (https://ri.axia.com.br) and through an electronic system made available on the CVM website online within 7 (seven) Business Days (as defined below) counted from the date they are held, pursuant to art. 33, item V and paragraph 8 of CVM Resolution 80 and article 62, item I, paragraph (a) and paragraph 5 of the Brazilian Corporations Act. Meeting minutes will also be duly registered with JUCERJA and published in the newspaper "Valor Econômico" ("Issuer’s Newspaper of Publication“) in summary form while being simultaneously disclosed in its entirety on the Issuer’s Newspaper of Publication’s online webpage of the Journal, which must provide a digital certification of the authenticity in the documents themselves issued by an accredited certifying authority within the scope of the Brazilian Public Key Infrastructure (ICP-Brasil), pursuant to articles 62, item I, paragraph "a" and 289 of the Brazilian Corporations Act.
2.2.2	The Issuer shall send the Trustee one (1) electronic copy (format.pdf) of the minutes for meetings of the Issuer's RCA duly registered with JUCERJA within five (5) Business Days from the granting of the respective registration.

2.3           Disclosure of this Indenture and its Amendments

2.3.1	The Indenture and any amendments shall be duly disclosed in an electronic system available on the CVM's website within 7 (seven) Business Days from the date of execution of this Indenture, and its possible amendments, as applicable, pursuant to article 33, item XVII, and paragraph 8 of CVM Resolution 80 and article 62, item I, and paragraph 5 of the Corporations Law.
2.3.2	This Indenture will be subject to an amendment to reflect the results of the Bookbuilding Procedure under the terms and conditions approved during the Issuer's RCA and substantially in the form of Annex IV . As a result, additional corporate approval from the Issuer or provided at a General Meeting of Debenture Holders (as defined below) will not be required. These bodies will define (i) Debentures’ final Remuneration rate (as defined below) according to the Ceiling Rate (as defined below); and (ii) the Redemption Premium Factor (as defined below) and the Amex Premium Factor (as defined below), which in all cases shall not require the prior approval of the Debenture Holders and/or any additional corporate approval from the Issuer.

2.4           Deposit for Distribution, Trading and Financial Settlement

2.4.1	The Debentures will be deposited for (i) distribution in the primary market through the MDA – Asset Distribution Module (“MDA”) managed and operated by B3, and distribution being shall be settled through B3; and (ii) trading in the secondary market through CETIP21- Securities (“CETIP 21”) managed and operated by B3. Trading shall be settled and the Debentures held in custody electronically at B3.

2.5           Classification of the Project as Priority

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2.5.1	The Debentures will be issued in the manner provided for in article 2 of Federal Law No. 12.431, of June 24, 2011, as amended ("Federal Law 12.431"), and in Federal Decree No. 11.964, of March 26, 2024, as amended ("Federal Decree 11.964"), or any rules that come to amend, replace or complement these provisions. The Project (as defined in Annex V) was filed with Ministry of Mines and Energy’s (“MME”) National Energy Transition and Planning Department under the filing number and on the date indicated in Annex V to this Indenture.

3	CORPORATE PURPOSE OF THE ISSUER AND CHARACTERISTICS OF THE ISSUANCE
3.1	Corporate Purpose of the Issuer
3.1.1	The Issuer's corporate purpose includes: (i) to execute studies, projects, and the construction and operation of power plants and transmission and distribution lines, as well as any acts related to these activities, such as the commercialization of electricity, including retail trade; and (ii) to promote and support research involving its business interests in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies on the use of reservoirs for multiple purposes while prospecting and developing of alternative sources of energy generation and encouraging the rational and sustainable use of energy and implementation of smart energy networks.

3.2           Allocation of Funds

3.2.1	Pursuant to article 2, paragraph 1, of Law 12,431, Decree 11,964, and Resolution of the National Monetary Council (“CMN”) No. 5,034, of July 21, 2022, as amended ("CMN Resolution 5,034"), the funds raised by the Issuer through the Debentures will be used exclusively for future payment, reimbursement of expenses, costs or debts related to the implementation of the Project, that have occurred within a period equal to or less than 48 (forty-eight) months from the closing date of the Offering, as detailed in Annex V to this Indenture.
3.2.2	Additional resources required for the Project shall derive from a combination of the Issuer's own resources from its activities and/or other financing contracted via financial and/or capital markets (domestic or foreign), among others.
3.2.3	The Issuer must send the Trustee a declaration written on letterhead signed by a legal representative, attesting to the allocation of the net proceeds from this Issuance, within 30 (thirty) calendar days from the date of effective allocation of all such proceeds or on the Maturity Date, whichever occurs first, and the Trustee may request from the Issuer any clarifications and additional documents that may be necessary.
3.2.4	Upon written request by authorities for purposes of complying with rules and requirements of regulatory and supervisory bodies, within up to 10 (ten) Business Days from receipt of the request, or within a shorter period, if so requested by any authority or determined by regulation, the Issuer undertakes to send to the Trustee the documents that, at the discretion of the respective authorities or regulatory bodies, prove the

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allocation of funds originating from the Debentures to the activities indicated above.

3.3           Issue Number

3.3.1	This Issue represents the 11th (eleventh) issue of Debentures of the Issuer.

3.4           Serial Number

3.4.1	The Issuance will be carried out in a single series.

3.5           Total Issue Amount

3.5.1	The Total Issue Amount will be R$ 500,000,000.00 (five hundred million reais), on the Issue Date (as defined below) (“Total Issue Amount”).

3.6           Paying and Issuer Agents

3.6.1	Banco BTG Pactual S.A., a financial institution headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Praia de Botafogo, no 501, Block II, Suites 501 and 601, Botafogo, ZIP Code 22250-911 and registered under CNPJ number 30.306.294/0001-45 (“Paying Agent” will settle transactions within the scope of the Issue. The above designation includes any other institution that may succeed the Paying Agent in providing the services of a paying agent provided for in this Indenture).
3.6.2	BTG Pactual Serviços Financeiros S.A. DTVM, which is headquartered at the address Praia de Botafogo, No. 501, 5th floor (part of unit), Botafogo, in the city and state of Rio de Janeiro, ZIP Code 2250-040 and registered under CNPJ No. 59.281.253/0001-23 (“Issuer Agent”) will act as the issuer agent for Debentures within the scope of the Issue. The above definition includes any other institution that may succeed the Issuer Agent in providing issuing services provided for in this Indenture, which will be responsible for issuing Debentures, among other responsibilities defined in the standards issued by the CVM and B3.

3.7           Placement and Distribution Procedure

3.7.1	The Debentures will be subject to public distribution, exclusively to Professional Investors, under the terms of the Securities Law, CVM Resolution 160 and other applicable legal and regulatory provisions, with the intermediation of financial institutions that are part of the securities distribution system ("Coordinators", one of them being designated as a leading intermediary institution, "Lead Coordinator"), under the terms of the Securities Market Law, CVM Resolution 160 and other applicable legal and regulatory provisions, under the regime of firm guarantee of placement for the Total Issue Amount, individually and not jointly, in the proportion and amounts established in the "Coordination, Placement and Public Distribution Agreement, under the Firm Placement Guarantee Scheme, of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, in a Single Series, under the Automatic Registration Rite, of the 11th (Eleventh) Issue of AXIA Energia S.A.", to be entered into between the Issuer and the Coordinators ("Distribution Agreement").

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3.7.2	The Debentures may be placed with investors only after obtaining automatic registration of the Offer with the CVM and disclosure of the Offer commencement notice, pursuant to CVM Resolution 160, and the distribution plan provided for in the Distribution Agreement must be observed, pursuant to CVM Resolution 160.
3.7.3	The Debentures shall be intended for Professional Investors, pursuant to article 26, item IV, subparagraph "a", of CVM Resolution 160.
3.7.4	The participation of Related Persons (as defined below) in the Offer will be permitted in accordance with the terms set forth in the Distribution Agreement and in Clause 3.8.3 et seq. below.
3.7.5	Partial distribution of the Debentures shall not be permitted.
3.7.6	The Offer must be completed within 180 (one hundred and eighty) days from the date of disclosure of the Offer commencement notice, pursuant to article 48 of CVM Resolution 160 and applicable regulation.
3.7.7	The Offer shall be conducted by the Coordinators, according to the distribution plan prepared pursuant to article 49 of CVM Resolution 160 and the Distribution Agreement ("Distribution Plan").
3.7.8	There shall be no preference or priority for subscription of the Debentures by current employees, direct or indirect shareholders of the Issuer, or for any third parties considering potential relationships of a commercial or strategic nature in relation to the Issuer.
3.7.9	No liquidity support fund shall be established nor shall a liquidity guarantee agreement be executed for the Debentures. No price stabilization agreement for the Debentures in the secondary market shall be executed.

3.8           Investment Interest Gathering Procedure (Bookbuilding Procedure)

3.8.1	The procedure used to gather interest in the investment, organized by the Coordinators, with or without receiving reserves, without minimum or maximum lots, will be adopted to verify the demand for the Debentures, in order to define, in agreement with the Issuer, (i) the final Debenture Remuneration rate, observing the Ceiling Rate; and (ii) the Redemption Premium Factor and the Amex Premium Factor ("Bookbuilding Procedure").
3.8.2	The Issuer will ratify the results of the Bookbuilding Procedure through means of an amendment to this Indenture prepared in a substantial manner as described in Annex IV, which is to be entered into prior to the Profitability Start Date, without the need for prior approval of the Debenture Holders, from the Annual General Meeting of Debenture Holders and/or with any additional corporate approval from the Issuer. The results of the Bookbuilding Procedure will be disclosed, pursuant to article 13 of CVM Resolution 160, within one (1) Business Day after the Bookbuilding Procedure is carried out.
3.8.3	Subject to the provisions of article 56 of CVM Resolution 160, the participation of Related Parties in the Offer shall be permitted, without a maximum limit of such participation in relation to the volume of the Offer, according to the terms provided for in the Distribution Agreement. The participation of Related Parties in the Offer shall

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be permitted upon presentation of their respective investment intentions, without fixing minimum or maximum lots, to the Coordinators. Under penalty of cancellation of the respective investment intentions by the Coordinators, each Professional Investor must inform in their respective investment intentions, mandatorily, their status as a Related Party, if that is the case.

3.8.4	For the purposes of this Indenture and the Offer, “Related Persons” are considered Professional Investors who are: (i) direct or indirect controllers or managers at the Coordinators, the Issuer or other persons linked to the Issue or the Offer, as well as their respective spouses or partners, their ascendants, descendants and collateral up to the 2nd (second) degree and companies they directly or indirectly control; (ii) direct or indirect controllers or managers at Special Participants (as defined in the Distribution Agreement); (iii) employees, operators and other agents at Institutions Participating in the Offer (as defined in the Distribution Agreement), who perform intermediation or operational support activities directly involved in the Offer; (iv) investment advisors who provide services to the institutions participating in the Offer provided that they are directly involved in the Offer;

(v) other professionals who maintain a contract for the provision of services directly related to intermediation or the provision of operational support within the scope of the Offering with institutions participating in the Offering; (vi) companies directly or indirectly controlled by entities linked to the institutions participating in the Offering, provided that they are directly involved in the Offering; (vii) spouses or partners and children of the persons mentioned in items "(ii)" to "(v)” who are not of legal age; and

(viii) clubs and investment funds in which the majority of shares are held by related persons, unless they are managed by unrelated third parties, pursuant to item XVI, article 2 of CVM Resolution 160 and article 2, item XII, of CVM Resolution No. 35, of May 26, 2021, as amended.

3.8.5	Should excess demand of more than 1/3 (one third) of the quantity of Debentures offered be verified, to be observed at the Remuneration cutoff rate, placement of Debentures with Related Parties shall not be permitted, and investment intentions made by such Investors who are Related Parties must be automatically cancelled, pursuant to article 56 of CVM Resolution 160, subject to the exceptions of paragraph 1 of the same provision.
3.8.6	If there is no excess demand for 1/3 (one third) of the Debentures offered, which must observe in the Remuneration cut-off rate, there will be no maximum limit established for the participation of Professional Investors who are considered Related Persons.
3.8.7	Given that the right to subscribe and the maximum number of Debentures to be subscribed will be disclosed in the Offering documents, the prohibition of placement provided for in article 56 of CVM Resolution 160 does not apply (i) to financial institutions that may come to be be contracted as market makers within the scope of the Offering; (ii) to resource managers and other entities or individuals subject to regulations that require the minimum investment of resources in funds for the purpose of investments from a certain type of investor, exclusively up to the amount necessary for the respective rule for minimum investment of resources to be verified; and (iii) if, in the absence of placement for Related

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Persons, the remaining demand will total less than the number of Debentures offered while observing that, in this case, the placement of Debentures for Related Persons is limited to the extent necessary to compose the number of Debentures offered, provided that the full placement of Debentures requested by unrelated persons is preserved.

3.9	Trading
3.9.1	Pursuant to article 86, item I of CVM Resolution 160, Debentures may be traded on regulated markets and the secondary securities market, (i) freely between Professional Investors; (ii) between qualified investors after three (3) months has elapsed from the Offer closing date; and

(iii) general investing public after six (6) months has elapsed from the Offer closing date. In any case, the obligations provided for in CVM Resolution 160 and other applicable legal and regulatory provisions must be observed.

3.10	Tax Treatment of the Debentures
3.10.1	The Debentures enjoy the tax treatment provided for in article 2 of Law 12,431.
3.10.2	If any holder of the Debentures is subject to taxation different from that provided for in Federal Law 12.431, it must forward to the Paying Agent, within a minimum period of 10 (ten) Business Days prior to the date scheduled for receipt of amounts related to the Debentures, documentation proving said tax treatment deemed appropriate by the Paying Agent, under penalty of having deducted from its payments the amounts due under the terms of the tax legislation in force, as if it did not enjoy said tax treatment.
3.10.3	Even if it has received the supporting documentation referred to in Clause 3.10.2 above, and provided it has legal grounds to do so, the Issuer is entitled to deposit in court the taxation it deems due.
3.10.4	Should the Issuer not use the proceeds obtained from the placement of the Debentures in the manner provided in Clause 3.2 above, causing its disqualification pursuant to paragraph 8 of article 1 of Law 12,431, it shall be responsible for the fine to be paid pursuant to Law 12,431.
3.10.5	Without prejudice to the provisions of Clause 3.10.3 above and, if at any time during the term of this Issue and up until the Debenture Maturity Date or the date Debentures are settled in full, depending the specific case (i) the Debentures will definitively cease to benefit from the taxation provided for in Law 12.431, including, but not limited to, due to the enactment of law or act from a competent authority that determines the incidence of withholding income tax on the Remuneration of the Debentures due to the Debenture Holders at rates higher than those in force on the date notice is disclosed on the market; or (ii) there is any withholding of taxes on the Debentures' income for any reason, including but not limited to, the revocation or amendment of Federal Law 12.431 or edition of the law determining the incidence of withholding income tax or any other taxes on the Debentures' income at amounts higher than those in force on the date notice is disclosed on the market. In any of the above cases, the Issuer may, at its sole discretion, (a) (a.1) provided that the requirements for the advance redemption of the Debentures provided for in Federal Law 12.431, in CMN Resolution No. 4.751, of September 26, 2019, as amended (“CMN Resolution 4.751”), or other

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provisions that may come to replace it, and in other applicable regulations, including in relation to the minimum term for such advance redemption, are met, redeem all Debentures, pursuant to Clause 5.1 below, and subsequently cancel the Debentures, as applicable, pursuant to article 1, paragraph 1, item II, of Law 12.431, of CMN Resolution 4.751 and other applicable regulations; or (a.2) if the requirements for the advance redemption of the Debentures provided for in Federal Law 12.431, CMN Resolution 4.751, or other provisions that may come to replace it, and in other applicable regulations, including in relation to the minimum term for such advance redemption, are met, redeem all the Debentures, pursuant to Clause 5.1 below and subsequently cancel the Debentures, as applicable, starting on the date on which the Issuer is legally permitted to redeem Debentures in advance pursuant to Federal Law 12.431, CMN Resolution 4.751 and other applicable regulations; or (b) add additional amounts to the payments of the Restated Unit Par Value and Remuneration of Debentures in order for the Debenture Holders to receive such payments as if the withholding income tax were incurred at the rates in force on the date notice of the Offering is disclosed market beyond the scope of B3’s authority.

3.10.6	Should the Issuer not be permitted to carry out the early redemption of the Debentures, pursuant to item "(a.2)" of Clause 3.10.5 above, due to legal or regulatory prohibition, while the early redemption of the Debentures is not carried out, the Issuer shall remain responsible for all obligations arising from the Debentures, and must add to the payments additional amounts so that the Debenture Holders receive such payments as if the incidence of withholding income tax occurred at the rates in force on the date of disclosure of the market notice of the Offering, outside the scope of B3.

4	GENERAL CHARACTERISTICS OF THE DEBENTURES
4.1	Issue Date
4.1.1	For all legal intents and purposes, the issue date of the Debentures shall be July 15, 2026 (“Issue Date”).

4.2           Profitability Start Date

4.2.1	For all legal intents and purposes, the start date for profitability of the Debentures shall be considered the date on which payment is first provided for Debentures (“Start Date”).

4.3           Form, Type and Evidence of Ownership of the Debentures

4.3.1	The Debentures will be issued in registered book-entry form, without the issuance of certificates, and, for all legal purposes, ownership of the Debentures will be evidenced by the account statement issued by the Registrar, in its capacity as responsible for the registration of the Debentures, and, additionally, with respect to Debentures held

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electronically in custody at B3, as the case may be, a statement will be issued by B3 in the name of the Debenture Holder, which will serve as proof of ownership of such Debentures.

4.4	Convertibility
4.4.1	The Debentures shall be simple, that is, non-convertible into shares issued by the Issuer.
4.5	Type
4.5.1	The Debentures shall be of the unsecured type, pursuant to article 58 of the Corporations Law.

4.6           Term and Maturity Date

4.6.1	Except in the cases in which Debentures are redeemed as provided for in Clause

5.1 below, depending on the specific case, the Advance Redemption Offer (as defined below) with eventual redemption of all Debentures, Optional Advance Redemption (as defined below), the Mandatory Redemption Offer (as defined below), and subsequent redemption of all the Debentures and/or the advance maturity of the obligations arising from the Debentures under the terms provided for in this Indenture, the Debentures will have a term of 10 (ten) years from the Issue Date and will therefore mature on July 15, 2036 (“Debentures Maturity Date”).

4.7           Debenture Unit Par Value

4.7.1	The Debentures’ unit par value will total R$ 1,000.00 (one thousand reals) as of the Issue Date (“Unit Par Value”).

4.8           Number of Debentures

4.8.1	A total of 500,000 (five hundred thousand) Debentures will be issued on the Issue Date.

4.9           Subscription Price and Form of Payment

4.9.1	The Debentures will be subscribed and paid in in cash in Brazil’s national currency, at their Unit Par Value as of the Profitability Start Date (“Subscription Price”), in accordance with the settlement rules applicable to B3. If any Debenture is paid in on a date other than and after the Profitability Start Date, the subscription price will be considered the Debentures’ Updated Par Value more their Remuneration calculated on a prorated basis between the Profitability Start Date and the date of effective payment, in accordance with the provisions set forth in this Indenture.
4.9.2	Subject to the provisions of the Distribution Agreement in this regard, the Debentures may be placed (i) at a premium, provided that such an act is approved by the Issuer; or (ii) at a discount, to be defined at the sole discretion and by means of a mutual agreement with the Coordinators, provided that they are (a) applied equally to all Debentures of the same series subscribed and paid in on the same payment date, pursuant to article 61 of CVM Resolution 160; and (b) in such cases, the Issuer receives the same amount that it would receive if payment was made at the full Nominal Unit Value on the

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Debenture payment date. Goodwill or discounts, if applicable, will be applied according to objective market conditions, at the sole discretion of the Coordinators, including, but not limited to: (i)  changes in the SELIC rate; (ii)  changes in the remuneration of national treasury bonds; (iii)  changes to the DI Rate, or (iv) relevant changes in the indicative trading rates for fixed income securities (debentures, real estate receivables and agribusiness receivables certificates and other certificates) disclosed by ANBIMA.

4.10        Adjustments for Inflation in Debentures

4.10.1	The Unit Nominal Value or the balance of the Unit Nominal Value of the Debentures will be adjusted monetarily ("Monetary Adjustment") by the accumulated variation of the Extended National Consumer Price Index ("IPCA") calculated and published by the Brazilian Institute of Geography and Statistics – IBGE ("IBGE"), calculated on a pro rata temporis basis by Business Days from the Remuneration Start Date (inclusive) until the date of actual payment (exclusive), with the product of the Monetary Adjustment being automatically incorporated into the Unit Nominal Value or the balance of the Unit Nominal Value of the Debentures, as the case may be (noting that the balance of the Principal Amount or the outstanding Principal Amount of the Debentures after incorporation of the Monetary Adjustment will be referred to, jointly or interchangeably, as "Updated Unit Nominal Value"), according to the following formula:

where:

VNa = Debentures’ Updated Unit Par Value, depending on the specific case, calculated to eight (8) decimal places, without rounding;

VNe = Debentures’ Unit Par Value or balance of the Unit Par Value, depending on the specific case, provided/calculated to 8 (eight) decimal places, without rounding;

C = accumulated factor for monthly variations in the IPCA, calculated to 8 (eight) decimal places, without rounding, as follows:

where:

k = NIk order number ranging from 1 to n;

n = total number of indexes considered in the Adjustment for Inflation, depending on the specific case, in which case "n" is an integer;

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Nik = value of the IPCA index number for the month prior to the month the update was made, if the update was made on an earlier date or on the Anniversary Date itself (as defined below). After the Anniversary Date, value of the IPCA index number for the update month. The month of adjustment refers to the date on which the Debentures were calculated;

Nik-1 = value of the IPCA index number for the month prior to month "k";

dup = number of Business Days between the Debentures’ Profitability Start Date, or the Anniversary Date, as defined below, for immediately preceding Debentures, depending on the specific case, including these respective dates, and the calculation date, excluding this specific date, limited to the total number of Business Days of validity of the IPCA index number. In such cases "dup" shall be an integer;

dut = number of Business Days elapsed between the Anniversary Date for immediately preceding Debentures, including this respective date, and the upcoming Debenture Anniversary Date, excluding this specific date, depending on the specific case. In such cases “dut" shall be an integer;

The IPCA shall apply to the shortest period permitted by legislation in force, without the need for adjustment to this Indenture or any other formality.

Notes:

(i)	the IPCA must be used considering the identical number of decimal places disclosed by IBGE;
(ii)	Anniversary Date" shall be considered the "15th (fifteenth) day of each month;
(iii)	the month falling between two consecutive Debenture anniversary dates is considered as the month of adjustment;
(iv)
(v)	the product runs from the most recent factor, then the most remote ones are added. The intermediate results are calculated to 16 (sixteen) decimal places, without rounding; and
(vi)	values for weekends or holidays will be equal to the value of the subsequent Business Day and adjusted on a prorated basis relative to the previous Business Day.
4.10.2	In case of temporary unavailability of the IPCA when payment of any pecuniary obligation provided in this Indenture is due, the IPCA projection calculated based on the average collected from ANBIMA's Permanent Macroeconomic Consulting Group, informed and collected at each IPCA-15 and Final IPCA projection, will be used as a substitute for determining the IPCA, with no financial compensation being due, either by the Issuer or by the holders of the Debentures, upon subsequent

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disclosure of the IPCA. The projected IPCA index number shall be obtained according to the following formula:

NIkp = NIk-1 x (1+ANBIMA Projection)

Where:

"NIkp" = projected IPCA index number for the update month, calculated to 2 (two) decimal places, with rounding;

“NIk-1” = as defined above; and

"ANBIMA Projection" = the most recent projection for percentage variation in the IPCA for the month of update, published by ANBIMA at https://www.anbima.com.br/pt_br/informar/estatisticas/precos-e-indices/projecao-de-inflation-gp-m.htm.

4.10.3	If calculation and/or disclosure of the IPCA is unavailable for a period exceeding 10 (ten) days counted from the expected date for calculation and/or disclosure ("IPCA Unavailability Period") or, in cases involving extinction or inapplicability by legal provision or court order, the IPCA must be replaced by its legally established substitute.
(i)	Subject to the provisions of Clause 4.10.3 above, in the event that there is no legal substitute for the IPCA, the Trustee shall call a General Meeting of Debenture Holders (in the form and within the deadlines stipulated in article 124 of the Brazilian Corporation Law and in this Indenture) within a maximum period of five (5) Business Days counted from the end of the above-mentioned IPCA Unavailability Period or the event leading to extinction of the index, depending on the specific case to allow the Debenture Holders to define the new update parameter to be applied, subject to the quorum provided for in item (iii) below, in agreement with the Issuer and subject to the applicable regulations, including the requirements of Law 12.431, which shall reflect parameters used in similar transactions during the period (“Replacement IPCA Rate”). Until the deliberation of the IPCA Substitute Rate, the ANBIMA projections for the IPCA shall be used for the calculation of the value of any pecuniary obligations provided for in this Indenture, collected from the ANBIMA Permanent Macroeconomic Advisory Group, with no financial compensation, fines or penalties being due, either by the Issuer or by the Debenture Holders upon deliberation of the IPCA Substitute Rate.
(ii)	If the IPCA is disclosed before the General Meetings of Debenture Holders mentioned in item (i) above, such Annual General Meetings will no longer be held, and the IPCA will again be used to calculate the Restated Unit Par Value starting on the date of its unavailability, counted from the date of its disclosure. Compensation, both from the Issuer and the Debenture Holders shall not be due in such cases.

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(iii)	Should the IPCA Substitute Rate result in the loss of the benefit generated by the tax treatment provided for in Law 12,431, or should there be no agreement on the IPCA Substitute Rate between the Issuer and the Debenture Holders representing at least 2/3 (two thirds) of the Outstanding Debentures (as defined below), in any call, or should there be no quorum for installation at a second call, and/or for lack of deliberation quorum, the Issuer must, pursuant to CMN Resolution 4,751, of September 26, 2019 or otherwise, provided it becomes legally permitted and duly regulated by the CMN, pursuant to Law 12,431, and other applicable regulations, including regarding the minimum term for said early redemption, (i) redeem all of the Debentures, without penalty or premium of any nature, within up to 30 (thirty) days from the date of the respective General Meeting of Debenture Holders or the date on which it should have been held, or on the Maturity Date, whichever occurs first, or, further, within a term to be defined by the Debenture Holders, representing at least 2/3 (two thirds) of the Outstanding Debentures, in any call, by mutual agreement with the Issuer, for the Updated Unit Nominal Value, plus the Remuneration, owed until the date of actual redemption, calculated pro rata temporis, from the Remuneration Start Date or the immediately preceding Remuneration Payment Date (as defined below), as the case may be; or (ii) in the event there is no agreement on the IPCA Substitute Rate, or failure to obtain quorum for installation at a second call, and should the requirements for early redemption of the Debentures not be met, pursuant to Law 12,431, CMN Resolution 4,751 and other applicable regulations, redeem all of the Debentures, with the consequent cancellation of said Debentures, as applicable, within up to 30 (thirty) days from the date on which it becomes legally permitted for the Issuer to carry out said early redemption, pursuant to Law 12,431, CMN Resolution 4,751 and other applicable regulations, or on the Maturity Date, whichever occurs first. In the cases provided for in items "(i)" and "(ii)" above and in order to calculate the Remuneration, in relation to the Debentures to be redeemed, and, consequently, canceled, ANBIMA projections for the IPCA, collected from its Permanent Macroeconomic Advisory Group will be used to calculate each day of the period for which the IPCA is unavailable while also observing the remaining provisions provided for in this Indenture for the purpose of calculating Remuneration.
(iv)	Should the use of the IPCA Substitute Rate result in the loss of the benefit generated by the tax treatment provided for in Law 12,431, subject to the provisions of Law 12,431, the rules issued by the CMN and applicable regulation, the provisions of Clause 3.10 above shall apply.

4.11        Remuneration of Debentures

4.11.1	Interest will accrue on the Updated Unit Nominal Value of the Debentures at a rate corresponding to a certain percentage per year, to be defined according to the Bookbuilding Procedure, and which will be limited to the higher rate

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("Ceiling Rate" between (i) the internal rate of return of the Treasury IPCA+ with Semi-annual Interest (new denomination of the National Treasury Note, series B – NTN-B), maturing on May 15, 2035, based on the indicative quotation disclosed by ANBIMA on its website (https://www.anbima.com.br/pt_br/index.htm), as determined at the close of the Business Day on which the Bookbuilding Procedure is carried out, plus exponentially a negative spread of 0.20% (twenty hundredths percent) per year, on a 252 (two hundred and fifty-two) Business Days basis; or

(ii) 7.80% (six point eighty percent) per year, on a 252 (two hundred and fifty-two) Business Days basis ("Remuneration of the Debentures"), accruing from the Remuneration Start Date of the Debentures or the immediately preceding Remuneration Payment Date of the Debentures (inclusive), as the case may be, until the date of actual payment (exclusive). Remuneration of the Debentures will be calculated according to the following formula:

where:

J = unit value for Remuneration of the Debentures due at the end of the Capitalization Period (as defined below), calculated to eight (8) decimal places, without rounding.

VNA = Debentures’ Updated Unit Par Value, provided/calculated to 8 (eight) decimal places, without rounding;

InterestFactor = fixed interest factor, calculated to nine (9) decimal places, with rounding, according to the following formula:

where:

Rate = rate to be defined pursuant to Clause 4.11.1 above, provided as a unit value to 4 (four) decimal places and included in this Indenture through means of an amendment pursuant to Clause 4.11.2 below; and

DP = number of Business Days elapsed between the Debentures Profitability Start Date or the immediately preceding Debenture Remuneration Payment Date, including this respective date, depending on the specific case, and the calculation date, excluding this respective date. "DP" shall be an integer in such cases.

4.11.2	The final rate for Remuneration of the Debentures, to be defined pursuant to Clause

4.11.1 above, will be reflected through means of an amendment to this Indenture, without the need for a new corporate approval from the Issuer and/or approval at an Annual General Meeting of Debenture Holders (as defined below).

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4.11.3	For the purposes of this Indenture, “Capitalization Period”, for the first Capitalization Period, refers to the interval beginning on the Profitability Start Date, including the start date, and ending on the 1st (first) Remuneration Payment Date (excluding the end date). For remaining Capitalization Periods, this interval wills tart on the immediately preceding Remuneration Payment Date, including the start date, and end on the subsequent Remuneration Payment Date, excluding the end date. Each Capitalization Period shall succeed the previous period for which a continuity solution is not provided up until the Expiration Date.

4.12        Payment of the Remuneration of the Debentures

4.12.1	The effective payment of the Remuneration will be made: (i) in consecutive semiannual installments, without a grace period, always on the 15th of July and January, with the first payment on January 15, 2027 and the last payment on the Maturity Date, as provided for in Clause 4.6 above; (ii) on the date of early settlement resulting from the early maturity of the Debentures due to the occurrence of one of the Events of Default (as defined below); (iii) on the date on which the Optional Extraordinary Amortization occurs, as provided for in this Indenture and/or (iv) on the date on which the early redemption of the Debentures occurs, as provided for in this Indenture (each such date, a “Remuneration Payment Date”). The payment of the Remuneration shall be made by the Issuer to the Debenture Holders, in accordance with the rules and procedures of B3.
4.12.2	Individuals and entities holding Debentures at the end of the Business Day immediately prior to each Remuneration Payment Date will be entitled to payments related to the Debentures.

4.13        Amortization of Principal

4.13.1	Without prejudice to payments resulting from any early maturity of the obligations arising from the Debentures, from Optional Extraordinary Amortization, from redemption of the Debentures, as provided in Clause 5.2 below, from total early redemption resulting from an Early Redemption Offer of the Debentures or from Total Optional Early Redemption of the Debentures of the Third Series, under the terms provided in this Indenture and in other applicable legislation, the Updated Unit Nominal Value of the Debentures will be paid in 3 (three) consecutive annual installments, with the first installment due on July 15, 2034, and the final installment due on the Debentures Maturity Date, as set forth in the table below:

Installment	Amortization Date for Debentures’ Adjusted Unit Par Value	Percentage of balance of the Debentures’ Updated Unit Par Value to be amortized
1st	July 15, 2034	33.3333%
2nd	July 15, 2035	50.0000%
3rd	Maturity Date	100.0000%

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4.14	Place of Payment
4.14.1	The payments to which Debenture holders are entitled will be made by the Issuer on the respective maturity date using, depending on the specific case: (i) the procedures adopted by B3 for Debentures electronically held in custody at B3; or (ii) the procedures adopted by the Issuer Agent for Debentures that may not be electronically held in custody at B3.

4.15        Extension of Terms

4.15.1	The terms relating to the payment of any obligation shall be considered extended until the 1st (first) subsequent Business Day, if the maturity date coincides with a day on which there is no banking business in the place of payment of the Debentures, except for cases where payments must be made through B3, in which case there shall only be an extension when the payment date coincides with a nationally declared holiday, Saturday or Sunday.
4.15.2	For the purposes of this Indenture, “Business Day” means (i) with respect to any pecuniary obligation, including for calculation purposes carried out through B3, any date other than a Saturday, Sunday or declared national holiday; and (ii) with respect to any non-pecuniary obligation provided for in this Indenture, any date on which banking hours are held in the city and state of São Paulo and/or in the city and state of Rio de Janeiro, and other than Saturday or Sunday.

4.16        Late Payment Fees

4.16.1	Without prejudice to the Remuneration and the provisions of Clause 6 below, in the event of a delay attributable to the Company in the payment of any amount due to Debenture Holders, the amount in arrears will be subject to the following conditions, regardless of any notice, summons or judicial or out of court notification: (i) a conventional, irreducible and non-compensatory late payment fee of 2% (two percent) incurred on the amount due and not paid; and (ii) default interest calculated on a pro rata temporis counted from the date of default until the effective payment date at a rate of 1% (one percent) per month incurred on the amount due and not paid, in addition to billing expenses incurred (“Late Payment Fees”).

4.17        Forfeiture of Rights to Additional Amounts

4.17.1	Without prejudice to the provisions of Clause 6 below, the non-attendance of the Debenture Holder to receive the amount corresponding to any of the pecuniary obligations due by the Issuer on the dates provided for in this Indenture or in a statement published by the Issuer, under the terms of this Indenture, will not entitle him to receive the Late Payment Charges provided for in Clause 4.16 above, in the period related to the delay in receipt, being, however, assured the rights acquired until the date of the respective maturity or payment, in the event of late payment.

4.18        Programmed Renegotiation

4.18.1	The Debentures shall not be subject to programmed renegotiation.

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4.19        Publicity

4.19.1	Notice of acts and decisions to be made with regards to this Issue that in any way may involve the interests of the Debenture Holders, must be provided in the form of notices published in the Issuer's Publication Journal, as well as on the Issuer's website online (https://ri.axia.com.br). Notice of disclosure must be provided to the Trustee and B3 (“Notices to Debenture Holders”). The Issuer may replace the Issuer's Newspaper of Publication with another widely circulated newspaper that is used for its corporate publications through (i) written notice provided to the Trustee; and

(ii) publication, in the form of a notice, in the newspaper being replaced pursuant to paragraph 3, article 289 of the Brazilian Corporations Act.

4.20	Immunity of Debenture Holders
4.20.1	If any Debenture Holder enjoys any type of immunity or tax exemptions, they must forward documentation proving this immunity or tax exemption to the Paying and Issuer Agents and deliver a copy to the Issuer, at least 10 (ten) Business Days in advance of the date scheduled for receipt of any amounts related to the Debentures, It is hereby established that, if the Debenture Holder does not send such documentation, the Issuer will withhold the taxes provided for in the tax legislation in force from the income received by the respective Debenture Holder.

4.21        Risk Rating

4.21.1	A risk rating agency will be contracted from among Standard & Poor's, Fitch Ratings or Moody's Latin America (“Risk Rating Agency”) and will assign a rating to the Debentures. The Risk Rating Agency may be replaced at any time by any of the agencies provided for in this Clause, without the need for prior approval from the Debenture Holders. he Issuer must notify the Trustee within 5 (five) Business Days of the contracting of the new Risk Rating Agency.
4.21.2	During the Debentures’ term, the Issuer must contract a Risk Rating Agency at its expense to carry out the annual update and maintenance of the Debentures’ risk rating.
4.21.3	The Trustee does not maintain a corporate relationship with the Risk Rating Agency, and the process of contracting, analysis, provision of documents and information for the Risk Rating Agency’s auditing shall be conducted exclusively by the Issuer, and may, in some cases, include the participation of the Coordinators. Notwithstanding, the Risk Rating Agency is an independent company and solely responsible for the format of its analyses and for the basis taken in granting its opinion.
4.21.4	The Issuer must: (i) update the Debentures’ risk rating once every calendar year; (ii) disclose and allow the Risk Rating Agency to widely disclose reports containing summaries of the risk ratings to the market; and (iii) deliver the risk rating reports prepared by the Risk Rating Agency to the Trustee within a period of up to five (5)

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Business Days counted from the date of its receipt by the Issuer.

4.22	Separation
4.22.1	Separation shall not be permitted, pursuant to item IX of article 59 of the Corporations Law.

5	OPTIONAL EARLY REDEMPTION, OPTIONAL EXTRAORDINARY AMORTIZATION, OPTIONAL ACQUISITION, MANDATORY REDEMPTION OFFER AND EARLY REDEMPTION OFFER

5.1           Total Optional Early Redemption of the Debentures

5.1.1	The Issuer may redeem all (but not part) of the Debentures in advance at its sole discretion and regardless of the will of the Debenture Holders, starting on the date on which such redemption is permitted under applicable regulations, subject to the provisions of article 1, paragraph 1, of Federal Law 12.431, CMN Resolution 4.751, CMN Resolution 5.034 and other applicable laws or regulations that may be issued at a later date ("Optional Complete Advance Redemption“). Such a redemption may be made provided that the minimum weighted average maturity of 4 (four) years of payments has elapsed between the Issue Date and the date of the effective Optional Complete Advance Redemption, upon payment of the advance redemption amount for Debentures ("Advance Redemption Amount“) being provided, depending on the specific case, which will be equivalent to the greater of the following amounts:
(i)	Debentures Adjusted Unit Par Value, more: (1) Debentures’ Remuneration calculated on a prorated basis between the Debentures’ Profitability Start Date (including the start date) or the immediately preceding Debentures’ Remuneration payment date (including the payment date), depending on the specific case, and the date of the effective Optional Complete Advance Redemption (excluding this specific date); and

(2) Late Payment Charges, if any; and (3) any pecuniary obligations and other additions relating to the Debentures, if any; or

(ii)	present value of the installments due after the Debentures’ Optional Advance Redemption Date related to the amortization payment for the Debentures’ Updated Unit Par Value, more (a) the Debentures’ Remuneration using the internal rate of return of the public Treasury IPCA+ with semiannual interest (current name of the former National Treasury Note, series B – NTN-B) as a discount rate. The duration in such cases shall be that closest to the Debentures’ remaining duration as of the Debentures’ Optional Advance Redemption Date using the indicative quotation disclosed by ANBIMA on its online webpage (http://www.anbima.com.br). This amount shall be calculated on the Business Day immediately prior to Debentures’ Optional Advance Redemption Date, and the Redemption Premium Factor shall be added exponentially and calculated according to the formula below; (b) Late Payment fees, if applicable; and (c) any pecuniary obligations and other additions related to the Debentures, if any:

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Docusign Envelope ID: F12A8275-C9BC-8024-82E3-7AEF7070B153

where:

VP = sum of the present value of Debentures’ payment installments after the Optional Complete Advance Redemption Date;

C Redemption= C factor for accumulated monthly variations in the index used calculated to 8 (eight) decimal places, without rounding, as follows:

where:

n = total number of indexes used in the Optional Complete Advance Redemption, in which "n" must be an integer;

NIk = value of the index number for the month prior to the month of adjustment, if the adjustment is made on an earlier date or on the Debentures’ Anniversary Date. After the Anniversary Date, value of the index number for the update month;

NIk-1 = value of the index number for the month prior to month "k".

dup = number of Business Days elapsed between the Payment Date or the most recent Debenture Anniversary Date (as defined below) and the calculation date, limited to the total number of Business Days for which the index used is valid. In such cases "dup" shall be an integer;

dut = number of Business Days elapsed between the most recent and the upcoming Debenture Anniversary Date. In such cases "dut" shall be an integer;

The factor resulting from the expression described below is considered to 8 (eight) decimal places, without rounding:

VNEk = unit value for each of the "k" amounts due for Debentures. In such cases the amount of each installment "k" shall be equivalent to the amortization payment for the Unit Par Value and/or Interest levied on the Unit Par Value for Debentures subject to Optional Advance Complete Redemption, calculated on a pro rata temporis, between the Optional Complete Advance Redemption Date and each payment date;

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Interest = (InterestFactor - 1), as defined in Clause 4.11.1;

n = total number of payment events to be carried out for Debentures, depending on the specific case. In such cases "n" shall be an integer;

FVPk = present value factor, calculated to nine (9) decimal places, with rounding, according to the following formula:

where:

TESOUROIPCA = NTN-B’s internal rate of return, for which the respective duration most closely approximates the Debentures’ remaining duration;

Redemption Premium Factor: rate to be defined according to the Bookbuilding Procedure equivalent to the lower of: i) the Spread for Debentures’ Remuneration relative to NTN-B as determined in the Bookbuilding Procedure, less 0.20% (twenty one hundredths of a percent) per year, according to a base of 252 (two hundred and fifty-two) Business Days; and

nk = number of Business Days elapsed between the Optional Complete Advance Redemption Date and the scheduled maturity date for each installment "k" due;

5.1.2	If the Optional Advance Complete Redemption Date coincides with Debentures’ Amortization Date and/or Remuneration Payment Date, the amount due by the Issuer related to the Optional Advance Complete Redemption provided for in Clause 5.1.1 above and the remaining calculations must be made on the balance of Debentures’ Updated Unit Par Value after such payments are made.
5.1.3	For the purposes of complying with the provisions of article 1, item IV, of CMN Resolution 4.751, the Issuer had established the Payment Dates for Debentures’ Remuneration as possible dates for carrying out the Optional Advance Redemption of the Debentures.
5.1.4	Optional Advance Complete Redemption will be carried out in Brazil’s national currency, by sending an individual notice to the respective Debenture Holders or publishing an announcement, pursuant to Clause 4.19 above. In both cases a copy must be sent to the Trustee, B3 and ANBIMA, five (5) Business Days in advance of the date on which the effective Optional Advance Complete Redemption is intended to be carried out, informing the Optional Advance Complete Redemption date and any other relevant information to the respective Debenture Holders through payment of the Advance Redemption Amount.
5.1.5	The payment of the respective Advance Redemption Amount will be made: (i) through the procedures adopted by B3 for Debentures electronically held in custody at B3; or (ii) through procedures adopted by the Paying and Issuer Agents, in the case of Debentures that are not electronically held in custody at B3.

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5.1.6	The Debentures redeemed by the Issuer under the terms set forth herein shall be canceled.
5.1.7	Any waiver of the requirements contained in items III and IV of article 1 of CMN Resolution 4.751 will be considered subject to a resolution made at the Annual General Meeting of Debenture Holders, pursuant to paragraph 1 of article 1 of CMN Resolution 4.751, and will depend on the approval, both on first and second calls of meeting, of Debenture Holders representing at least 75% (seventy-five percent) of the Outstanding Debentures, or a smaller quorum if legally permitted.
5.2	Optional Special Amortization of the Debentures
5.2.1	If the Issuer is legally permitted to carry out the optional special amortization of the Debentures, subject to the terms of Federal Law 12.431, CMN Resolution 4.751, Resolution 5.034 and other applicable regulations, as well as any provisions that may be issued at a later date, and under the terms of the applicable legal and regulatory provisions, including by virtue of regulation from the CMN of such a possibility, the Issuer may, starting on the date on which special amortization is permitted under applicable regulations, carry out the special amortization of the Debentures ("Optional Special Amortization"), provided that the minimum weighted average maturity of 4 (four) years of payments has elapsed between the Issue Date and the date of the effective Optional Special Amortization, as provided below.
5.2.2	If Optional Special Amortization is carried out, the amount due by the Issuer will be equivalent to the highest amount obtained under the criteria mentioned in items “(i)” to “(iii)” below (“Optional Special Amortization Amount”):
(i)	that provided for in the regulation to be issued by the CMN;
(ii)	the portion of the Debentures’ Restated Unit Par Value subject to such Optional Special Amortization, more the Remuneration of Debentures, calculated on a pro rata temporis from the Debentures' Profitability Start Date or the immediately preceding Debentures' Remuneration Payment Date, depending on the specific case, and other applicable fees due and not paid by the Debentures' Optional Special Amortization Date (as defined below); or
(iii)	present value of the installments maturing after the Optional Special Amortization date related to payment of the installment of the Updated Unit Par Value, plus the (a) Debentures’ Remuneration, using the internal rate of return of the public Treasury IPCA+ with semi-annual interest (current denomination of the former National Treasury Note, series B – NTN-B) as a discount rate, the duration of which is closest to the Debentures’ remaining duration on the Optional Special Amortization date using the indicative quotation disclosed by ANBIMA on its online webpage (http://www.anbima.com.br) calculated on the Business Day immediately prior to the Optional Special Amortization date. The Amex Premium Factor, calculated according to the formula below, shall also be added on an exponential basis;

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(b) late fees, if applicable; and (c) any pecuniary obligations and other additions related to the Debentures, if any:

where:

VP = sum of the present value of the payment installments for Debentures maturing after the Optional Special Amortization date;

C Redemption = Accumulated Factor C, as defined in Clause 5.1.1 above, up until the Optional Special Amortization date;

VNEk = unit value of each of the "k" amounts due for Debentures. In such cases the amount of each installment "k" shall be equivalent to amortization payments for the Unit Par Value and/or Interest levied on the Unit Part Value of the Debentures subject to the Optional Special Amortization, calculated on a prorated basis between the Optional Special Amortization date and each payment date;

Interest = (InterestFactor - 1), as defined in Clause 4.11.1;

n = total number of payment events to be carried out for Debentures, in which case "n” shall be an integer;

FVPk = present value factor, calculated to nine (9) decimal places, with rounding, according to the following formula:

where:

TESOUROIPCA = NTN-B’s internal rate of return, for which the respective duration most closely approximates the Debentures’ remaining duration;

“Redemption Premium Factor”: rate to be defined according to the Bookbuilding Procedure equivalent to the lower of: i) the Spread for Debentures’ Remuneration relative to NTN-B as determined in the Bookbuilding Procedure, less 0.20% (twenty one hundredths of a percent) per year, according to a base of 252 (two hundred and fifty-two) Business Days; and

nk = number of Business Days elapsed between the Optional Special Amortization date of realization and the scheduled maturity date for each installment "k" due.

5.2.3	If the Optional Special Amortization date coincides with an Amortization Date and/or Remuneration Interest Payment Date, the amount owed by the Issuer for the Optional

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Special Amortization provided for in Clause 5.2.2 above and the remaining calculations must be based on the balance of the Debentures’ Updated Unit Par Value after such payments are made.

5.2.4	Subject to the provisions of Clause 5.2.1 above, if permitted, the Optional Extraordinary Amortization may occur: (i) by sending a communication to each of the Debenture Holders holding Debentures, with a copy to the Trustee, B3, ANBIMA, Registrar and Settlement Bank; or, alternatively, through publication of a communication addressed to the Debenture Holders holding Debentures, observing, in this case, the terms of Clause 4.19 of this Indenture, plus (ii) sending, on the same date, a written notice to the Trustee, B3, ANBIMA, Registrar and Settlement Bank, containing information provided in Clause 5.2.5 below and 5.2.1 above (in any case, "Optional Extraordinary Amortization Notice"), in both cases, with at least 5 (five) Business Days' advance notice of the date scheduled for the actual Optional Extraordinary Amortization ("Optional Extraordinary Amortization Date"). The Debentures’ Optional Special Amortization Date of the must correspond to a single Business Day.
5.2.5	Notice of Debentures’ Optional Special Amortization must include: (i) the Debentures’ effective Optional Special Amortization Date, which must be a Business Day; (ii) mention of the Debentures’ Optional Special Amortization Amount; and (iii) any other information necessary for the operationalization of the Debentures’ Optional Special Amortization.
5.2.6	The Optional Special Amortization for Debentures electronically held in custody at B3 must adhere to the procedures adopted by B3. In cases involving Debentures that are not electronically held in custody at B3, the Debentures’ Optional Special Amortization must be settled through a deposit to be made by the Issuer Agent to the checking accounts indicated by the Debenture Holders.
5.2.7	For the purposes of paragraph 1 of article 1 of CMN Resolution 4.751, Debenture Holders, when subscribing or acquiring the Debentures, hereby agree to using the method for calculating payment of the Debentures’ Optional Special Amortization described above.
5.2.8	Subject to the provisions of Clause 5.2.5 above, the Debentures’ Optional Special Amortization shall proportionally cover all Debentures and must comply with the maximum amortization limit of 98% (ninety-eight percent) of the Debentures’ Adjusted Unit Par Value.

5.3           Optional Acquisition

5.3.1	Subject to the provisions of CVM Resolution No. 77, of March 29, 2022, as amended, the Company may, at its sole discretion and subject to approval from the respective selling debenture holder, acquire the Debentures for an amount equal to or less than the Updates Par Value, depending on the specific case. Such a decision must be included in the management report and Issuer’s financial statements. Debentures may be acquired at an amount greater than the Par Value, depending on the specific case, and the provisions of article 55, paragraph 3, of the Brazilian Corporations Act and the following terms must be observed in such cases: as of the

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25th (twenty-fifth) month (including this specific month itself) counted from the Issue Date, i.e., as of August 15, 2028, excluding the end date, pursuant to article 1, paragraph 1, item II, of Federal Law 12.431 and provided that the weighted average maturity greater than 4 (four) years is observed, pursuant to article 1, paragraph 1, item I, of Federal Law 12.431 (“Optional Acquisition”).

5.3.2	Debentures acquired by the Issuer pursuant to Clause 5.3.1. above may, at the Issuer’s discretion, be canceled, remain in treasury or be placed back on the market, and may only be canceled in a manner regulated by the CMN and if such regulations are applicable to the Debentures, in accordance with the provisions of article 1, paragraph 1, and article 2, paragraph 1, of Federal Law 12.431. It must be observed that, as of the date this Indenture is executed, such cancellation is not permitted under Federal Law 12.431.
5.3.3	The Debentures acquired by the Issuer that are to remain in treasury pursuant to Clause 5.3.2 above, if placed back on the market, will entitle the respective holder to the same Remuneration amounts.

5.4           Mandatory Redemption Offer

5.4.1	In the event that there is a Change in Risk as a result of an Original Acquisition of Control (as defined below) during the Initial Acquisition Period (as defined below) and/or after completion of the Original Acquisition of Control (without the Change in Risk being remedied by the end of the Original Acquisition Period) (“Acquisition Event”), provided that such an act is legally permitted, the Company will be obligated to make an offer to redeem the Debentures to Debenture Holders who choose to dispose of their respective Debentures for an amount equivalent to the Updated Par Value, depending on the specific case. Additionally, the Remuneration due by the Mandatory Redemption Date (as defined below), excluding this date, and any fees due and not paid until the date of the redemption offer (together, “the Mandatory Redemption Offer,” Redemption Obligation” and “Redemption Price”, shall be added to this amount.
5.4.2	Within three (3) Business Days of being made aware of an Acquisition Event, the Issuer shall disclose the respective event to the Debenture Holders through means of an individual notice and send a copy to the Trustee or the publication of an announcement, pursuant to Clause 4.19 above, as appropriate, as well as send a notice to the Trustee and B3 (“Notice of Redemption Obligation”).
5.4.3	The Notice of the Redemption Obligation must contain at least the following information:

(i) information on the Acquisition Event; (ii) the manner in which a statement was sent to the Issuer, as well as a copy to the Trustee, by the Debenture Holders who choose to adhere to the Mandatory Redemption Offer, as well as the period established for this purpose, which must be equal to 45 (forty-five) days counted from the disclosure of the Redemption Obligation Notice (“Exercise Period”); (iii) the date defined for redemption of the Debentures, which will be identical for all Debentures and be completed within 5 (five) Business Days of the end of the Exercise Period (“Mandatory Redemption Date”); and (iv) other information necessary for decision making on the part of the Debenture Holders and the operationalization of the redemption of the Debentures held by parties who indicate their interest in participating in the Mandatory Redemption Offer.

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5.4.4	The Issuer must inform B3, through means of electronic correspondence, of the redemption of the Debentures after the end of the Exercise Period, with the knowledge of the Trustee and with at least 3 (three) Business Days' advance notice of the Mandatory Redemption Date.
5.4.5	The payment of the Redemption Price for the respective Debentures redeemed under the Mandatory Redemption Offer will be made (i) through the procedures adopted by B3 for the Debentures electronically held in custody at B3, or (ii) by the procedures adopted by the Issuer Agent, in the case of Debentures that are not electronically held in custody at B3.
5.4.6	The Mandatory Redemption Offer must observe the rules provided for in Federal Law

12.431 and other applicable legislation and the provisions of Clause 5.3 above, as applicable.

5.4.7	For purposes of this Clause, the Parties agree that:
(i)	"Original Acquisition of Control" means an acquisition originating from the Issuer’s direct or indirect shareholding control in cases in which the Issuer holds direct or indirect control of a defined shareholder or group of controlling shareholders and, consequently, indirect control of a defined shareholder or group of controlling shareholders. "Control" shall have the meaning assigned to it under the terms of article 116 of the Brazilian Corporations Act, provided that it will not be considered an Original Acquisition of Control for the purposes of the Redemption Offer Obligation, if, cumulatively:

(a) the risk rating for the Issue described in the Rating Report – Acquisition of Control is at least equivalent to or higher than two (2) levels below the Issue risk rating assigned by the Risk Rating Agency during the Offer; and (b) the Issue risk rating described in the Rating Report – Acquisition of Control is at least equivalent to or higher than the last risk rating obtained by the Issuer before the an acquisition originating from the direct or indirect shareholding control of the Issuer was made, subject to the obligation to prepare the Rating Report – Acquisition of Control (as defined below) provided for in Clause 7.17.1(XXXVI) of this Indenture;

(ii)	A "Risk Change Event" shall be deemed to have occurred in relation to an Original Acquisition of Control (a) during the Period of Original Acquisition of Control; or (b) after the completion of the Original Acquisition of Control if the risk rating for the Debentures, assigned by the Risk Rating Agency in both cases is withdrawn or reduced in one or more scores by the Risk Rating Agency, with respect to the risk rating in force immediately before the Original Acquisition of Control, and such a withdrawal or reduction does not expressly result from a factor other than the Original Acquisition of Control;
(iii)	"Period of Original Acquisition of Control" means the period beginning on the earliest date ("Announcement Date") that between (a) the first public announcement made by or on behalf of the Issuer, by any bidder, or by any

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appointed advisor, regarding the Original Acquisition of Control; or (b) the date of the first Announcement of Potential Acquisition of Control, and ending 90 (ninety) days after the Announcement Date. If the Risk Rating Agency publicly announces, at any time during the period, that it has placed the risk rating for the Debentures under full or partial review due to the public announcement of Original Acquisition of Control or Announcement of Potential Acquisition of Control, the Period of Original Acquisition of Control must be extended to the date that corresponds to 60 (sixty) days after the date on which the Risk Rating Agency assigns a new credit rating or reaffirms the existing credit rating; and

(iv)	“Announcement of Potential Acquisition of Control” means any public announcement or statement made by the Issuer, a potential or non-potential bidder, or any appointed advisor, related to a potential Original Acquisition of Control over the short term. Short term shall be considered (a) a reasonably probable Original Acquisition of Control, or, alternatively, (b) a public statement made by the Issuer, a potential or non-potential bidder or any appointed advisor, declaring the intent to make such an Original Acquisition of Control within one hundred and eighty (180) days of the announcement date).
5.5	Early Redemption Offer
5.5.1	The Issuer may offer complete or partial advance redemption of the Debentures ("Advance Redemption Offer"), at its sole discretion and at any time (subject to the limitations provided for in the legislation applicable during the Advance Redemption Offer, as defined below). It is hereby established that the limitations provided for in the legislation applicable during the Advance Redemption Offer must be observed. For clarification purposes, it is hereby declared that on the date of execution of this Indenture, the limitations provided for in Federal Law 12.431, in CMN Resolution 4.751 and other applicable laws or regulations and provisions issued at a later date shall apply.
5.5.2	The Advance Redemption Offer will be addressed to all Debenture Holders, without distinction, and all Debenture Holders will be guaranteed the right to accept or refuse the advance early redemption of the Debentures they hold in accordance with the terms and conditions set forth in this Indenture and applicable legislation.
5.5.3	The Issuer will make the Advance Redemption Offer through means of an individual notice sent to the Debenture Holders and a copy sent to the Trustee and B3 or through a publication, pursuant to Clause 4.19 above, at its sole discretion (“Advance Redemption Offer Notice”), in which it must describe the terms and conditions of the Early Redemption Offer, including: (i) in cases involving a partial offer, the minimum number of Debentures to be redeemed, (ii) any minimum (and never the maximum) number of Debentures to be subject to the Advance Redemption Offer; (iii) if any, the amount of the

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advance redemption premium to be offered by the Issuer, which must also comply with the provisions of the legislation applicable during the Advance Redemption Offer; (iv) the manner and deadline for manifestation from the Issuer, together with a copy sent to the Trustee, of the Debenture Holders agreeing to Advance Redemption Offer, subject to the provisions of Clause 5.5.4 below; (v) the effective date for the advance redemption of the Debentures and the amount of payment of the amounts due to the Debenture Holders, which must be a Business Day; and (vi) remaining information necessary for a decision to be made by the Debenture Holders and completion of the Advance Redemption Offer.

5.5.4	After the communication or publication of the Early Redemption Offer Notice, the Debenture Holders who opt to adhere to the Early Redemption Offer shall have a period of 10 (ten) Business Days to formally express themselves before the Issuer, with a copy to the Trustee and in accordance with the provisions of the Early Redemption Offer Notice. At the end of this period, the Issuer will have up to 10 (ten) Business Days to complete the advance redemption of the Debentures and provided the respective financial settlement to the holders of the Debentures subject to and accepting the Advance Redemption Offer. It is hereby established certain that all Debentures subject to the Advance Redemption Offer will be redeemed and settled on a single date.
5.5.5	The Issuer must: (i) on the date the period for Agreeing to the Advance Redemption Offer expires, confirm to the Trustee whether the advance redemption of the Debentures will be effectively carried out; and (ii) at least three (3) Business Days prior to the date of advance redemption, inform the Issuer and Paying Agents, B3 and the Trustee of the date of advance redemption, or earlier if required by B3.
5.5.6	The amount to be paid for each of the Debentures shall be equivalent to the amount declared in the Advance Redemption Offer Notice, including the redemption premium, if applicable.
5.5.7	The Debentures redeemed by the Issuer under the terms of this Clause must be cancelled.
5.5.8	If the Advance Redemption Offer refers to part of the Debentures and the number of Debentures held by the respective Debenture holders that indicated their interest in participating in the Advance Redemption Offer is less than the minimum number of Debentures to which the Advance Redemption Offer was originally directed, the Issuer may (i) redeem all Debentures subject to the Advance Redemption Offer; or (ii) cancel the Advance Redemption Offer.
5.5.9	Notwithstanding the provisions of Clause 5.5.8 above, if, as a result of one or more Advance Redemption Offers, the number of Debentures totals an amount equal to or less than fifteen percent (15%) of the amount existing on the Issue Date, the Issuer shall carry out the mandatory advance redemption of all Debentures within up to five (5) Business Days ("Mandatory Advance Redemption").
5.5.10	Upon the Mandatory Advance Redemption being made, the amount owed by the Issuer to the Debenture Holders will be equivalent to the amount offered to the holders of Debentures under the Advance Redemption Offer.

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5.5.11	The Mandatory Advance Redemption of Debentures electronically held in custody at B3 will adhere to adopted settlement procedures. If the Debentures are not electronically held in custody at B3, the Mandatory Advance Redemption will be carried out through the Issuer Agent.
5.5.12	The Debentures will be canceled by the Issuer on a mandatory basis after the Mandatory Advance Redemption is completed.

6	EARLY MATURITY
6.1	Subject to the provisions of Clauses 6.1.1 to 6.1.12 below, the Trustee shall declare the advance maturity of all obligations arising from the Debentures and demand that immediate payment be made by the Issuer to the Debenture Holders, of the Restated Unit Par Value more Remuneration, calculated on a prorated basis between the earlier of the Profitability Start Date, or the last Remuneration Payment Date and the effective payment date, without prejudice to the payment of the Late Payment Fees, when applicable, and any other amounts eventually owed by the Issuer under the terms of this Indenture, in the following cases:
6.1.1	Subject to any applicable remedy periods and procedures, occurrences that result in the automatic advance maturity of the obligations arising from this Indenture shall be considered Default Events not requiring a decision made at an Annual General Meeting of Debenture Holders ("Default Events – Automatic Advance Maturity"):
(i)	failure to comply with pecuniary obligations provided for in this Indenture, without such failure being remedied by the Issuer within 2 (two) Business Days from the respective maturity;
(ii)	liquidation, dissolution or extinction on the part of the Issuer and/or any Relevant Subsidiaries (as defined below), except in cases where liquidation, dissolution and/or extinction results from a corporate transaction that does not constitute a Default Event under the terms permitted in this Indenture. For the purposes of this Indenture, “Relevant Issuer Subsidiary” means any subsidiary or directly or indirectly controlled Issuer company representing more than twenty percent (20%) of their consolidated assets, according to the most recent consolidated financial statements available on the date of the event in question;
(iii)	decree of advance maturity (in accordance with the terms of the respective contractual instrument that gave rise to the obligation) for any financial obligation on the part of the Issuer and/or any Relevant Subsidiaries, whether as borrower or guarantor, for which the individual or aggregate value is equivalent to at least 5% (five percent) of the Issuer’s Adjusted EBITDA (as defined in Annex I to this Indenture) according to the most recent consolidated financial statements available on the date of the event in question, or its equivalent value in

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other currencies. It is important to note that, for the purposes of this item, during transactions in which the Issuer acts as guarantor, the Debentures will only mature in advance if the Issuer fails to honor the amount of the debt or the guarantee granted within the contractually stipulated period;

(iv)	if any bankruptcy, dissolution or judicial or extrajudicial reorganization proceeding or similar procedure or any preceding conciliations and mediations, or further, incidental procedures to judicial reorganization processes (including, without limitation, any emergency injunctions filed pursuant to §1 of article 20-B of Law No. 11,101, of February 9, 2005, as amended); (a) is initiated upon request of the Issuer or one of the Relevant Subsidiaries of the Issuer (regardless of respective approval); or (b) an order is entered against the
(v)	Issuer or any of the Issuer's Material Subsidiaries;
(vi)	judicial challenge by the Issuer and/or companies controlled by the Issuer before the competent court, of the invalidity and/or unenforceability of this Indenture; or
(vii)	cancellation, termination or judicial decision of immediate enforceability that declares the invalidity, ineffectiveness, nullity or total unenforceability of this Indenture, provided it is not suspended or reversed within 30 (thirty) days from the date of such decision.
6.1.2	Without prejudice to the provisions of Clause 6.1.1 above, Default Events that result in non-automatic maturity of the obligations arising from this Indenture, shall be considered any of the following events (each event, an “Default Event – Non-Automatic Advance Maturity” and, together with the Default Events – Automatic Advance Maturity, “Default Events”):
(i)	existence of a condemnatory judicial decision, without a suspensive effect having been obtained through judicial and/or administrative order or decision, due to the practice of acts by the Issuer and/or its controlled companies that involve discrimination based on race or gender, encouragement of prostitution and/or child labor, slave labor or violation of indigenous peoples' rights;
(ii)	existence of a conviction decision at the 2nd (second) instance level, without a suspensive effect having been obtained through judicial and/or administrative order or decision, due to the practice of acts by the Issuer and/or its subsidiaries that constitute a crime against the environment, it being understood that the declaration of early maturity based on the provisions of this subitem will not occur if the reparation imposed on the Issuer and/or its subsidiaries is carried out, or while the penalty imposed on the Issuer and/or its subsidiaries is being served, subject to due process of law, or if said event does not result in a Material Adverse Effect (as defined below);
(iii)	failure by the Issuer to comply with any non-pecuniary obligations provided for in this Indenture, not remedied within 20 (twenty) Business

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Days from the failure to comply with such non-pecuniary obligation, or within a specific cure period provided for in this Indenture;

(iv)	any of the representations or warranties provided by the Issuer in this Indenture and in the other Offer documents prove to be false or incorrect in any material respect;
(v)	change or alteration in the corporate purpose of the Issuer that materially modifies the main activities currently carried out by it, or that adds to these activities new businesses that have prevalence or that may represent material deviations in relation to the activities currently developed by the Issuer;
(vi)	a lack of renewal, failure to obtain, cancellation, revocation, extinction or suspension of authorizations, concessions, permits, agreements or licenses, including environmental license and those granted by the Federal Government and/or the National Electricity Agency (ANEEL), required by the competent bodies, not remedied within 60 (sixty) days of a failure to renew, cancellation, revocation, extinction or suspension, which prevents the regular generation, transmission and distribution of electricity on the part of the Issuer and/or their Relevant Subsidiaries, depending on the specific case, except for those (a) that are proven to be in a timely process of renewal on the part of the Issuer and/or their Relevant Subsidiaries; or (b) that do not affect the fulfillment of the Issuer's pecuniary obligations related to this Indenture; or (c) for which applicability is being questioned in good faith by the Issuer and/or their Relevant Subsidiaries in the judicial or administrative spheres, provided that a suspensive effect is obtained for such a challenge;
(vii)	lack of compliance on the part of the Issuer and/or their Relevant Subsidiaries, during the Debentures’ term, with the laws, rules and regulations, determinations from government agencies, autonomous government agencies or the courts, applicable to the conduct of its business, including social and environmental conditions contained in the environmental licenses, except (a) if such laws, rules, regulations or determinations from government agencies, autonomous government agencies or the courts are enforceable and/or suspended through a judicial or administrative decision within a period of 30 (thirty) days, counted from the date such a lack of compliance on the part of the Issuer and/or their Relevant Subsidiaries occurred; or (b) if such a lack of compliance does not result in a Relevant Adverse Effect (as defined below);
(viii)	a lack of compliance with any final arbitration decision or final and unappealable ruling handed against the Issuer and/or any of their Relevant Subsidiaries, which, individually or in the aggregate exceeds 5% (five percent) of the Issuer’s Adjusted EBITDA during the same fiscal year (as defined in Annex I to this Indenture) according to the most recent consolidated financial statements of the available on the date of the event in question, or its equivalent amount in other currencies, or that results in a Material Adverse Effect (as defined below), within the period stipulated in the decision or ruling

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requiring payment. For the purposes of this Indenture, "Material Adverse Effect" is considered to be: the occurrence of a material adverse negative change in the Issuer’s economic, financial or operational conditions that impacts: (a) the timely fulfillment of the pecuniary obligations assumed by the Issuer before the Debenture Holders; and/or (b) the validity and enforceability of this Indenture;

(ix)	transfer or of form of assignment or promise of assignment of the obligations assumed in this Indenture to third parties on the part of the Issuer, except

(1) with the prior approval of the Debenture holders at a General Meeting of Debenture holders; or (2) through the Authorized Transaction (as defined below), provided that (a) the amendment is entered into in accordance with the model provided for in Annex III to this Indenture ("Drop Down Amendment") and (b) the current Issuer assumes, through a Drop Down Amendment, the condition of the guarantor for the Debentures in a jointly and several manner, and all obligations that may be assumed by the Assignee (as defined below) under the terms of this Indenture. For the purposes of this item, "Authorized Transaction" means the assignment of any rights and obligations assumed by the Issuer under this Indenture, at the Issuer’s sole discretion to AXIA Energia Norte S.A., a company registered under CNPJ No. 00.357.038/0001-16, AXIA Energia Sul S.A., which is registered under CNPJ No. 02.016.507/0001-69, and AXIA Energia Nordeste S.A., registered under CNPJ No. 33.541.368/0001-16, or to any other publicly-held company registered with the CVM in which equity interest is consolidated in the Issuer’s audited and consolidated financial statements. In such cases, the assignee must a publicly-held company registered with the CVM on the assignment date (any of which shall be referred to as the "Assignee"), so that, for all legal purposes and intents, the Assignee will become the "issuer" of the Debentures and irrevocably and irreversibly assume for legal purposes and intents the role of debtor and principal payor, as well as responsibility for all obligations, whether pecuniary or nonpecuniary, arising from the Debentures;

(x)	sequestration, expropriation, nationalization, or any form of compulsory acquisition of all or a substantial part of the assets, including equity interests held by the Issuer and/or their Relevant Subsidiaries, except if (a) within 30 (thirty) days from the date of the event, the Issuer proves that there a favorable decision was made regarding the reversal of such a measure or it obtained an injunction guaranteeing the continuity of the provision of services and provided that such an injunction is not revoked; or (b) such an event does not reduce the Issue’s risk rating to two levels below the risk rating assigned during the Offer;
(xi)	should the Issuer cease to be a securities issuer registered with the CVM, in category "A" or listed on B3;
(xii)	default by the Issuer, whether in the capacity of borrower or guarantor, of any financial obligation, the value of which, individually or in aggregate, is equivalent to at least 5% (five percent) of the Adjusted EBITDA (as

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defined in Anexo I to this Indenture) of the Issuer, according to the most recent consolidated financial statements of the Issuer available on the date of the event in question, or its equivalent value in other currencies, except if remedied (a) within the cure period established in the respective contract, if any; or (b) within 2 (two) Business Days from the date on which such obligation became due, should there be no specific cure period in the respective contract;

(xiii)	default by any Relevant Subsidiaries of the Issuer, whether in the capacity of borrower or guarantor, of any financial obligation, whose value, individually or in aggregate, is equivalent to at least 5% (five percent) of the Adjusted EBITDA (as defined in Annex I to this Indenture) of the Issuer, according to the most recent consolidated financial statements of the Issuer available on the date of the event in question, or its equivalent value in other currencies, except if cured (a) within the cure period established in the respective agreement, if any; or (b) within up to 2 (two) Business Days from the date on which such obligation became due, if there is no specific cure period in the respective agreement;
(xiv)	non-compliance with any obligations set forth in Clause 5.4 above;
(xv)	occurrence of a spin-off, merger, consolidation, share exchange or any other form of corporate reorganization involving the Issuer, except (a) for merger, spin-off, consolidation, share exchange or any other form of corporate reorganization transactions occurring among companies of the Issuer's economic group, which includes the Issuer, the direct and indirect Subsidiaries of the Issuer and any and all companies in which the Issuer holds an equity interest, directly or indirectly, regardless of holding Control) ("Economic Group"), including consolidation by the Issuer of any Relevant Subsidiary or other subsidiaries or investees of the Issuer; or (b) if not occurring exclusively within the Issuer's Economic Group; (1) provided that (x) the company resulting from said corporate reorganization, or involved in said corporate reorganization, is or becomes controlled or invested in directly or indirectly by the Issuer, or if the company resulting from said transaction is the Issuer itself, including investment through capital contribution by the Issuer in the context of establishing a joint venture; and, cumulatively, (y) the other parties involved in said transaction are not Sanctioned Persons; or (2) if with prior authorization from the Debenture Holders convened in a General Meeting of Debenture Holders; (3) in the event of consolidation, merger, spin-off or other form of corporate reorganization of the Issuer, if the right of redemption is guaranteed to Debenture Holders who do not agree with said transaction, to be exercised within 6 (six) months from the date of publication of the minutes of the Issuer's General Meeting that resolves on such transaction pursuant to article 231 of the Corporations Law; or (4) in the case of consolidation, merger, spin-off or other form of corporate reorganization transactions, provided that it does not result in the Issuer losing equity interests or assets representing an individual

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or aggregate value in excess of 20% (twenty percent) of the Issuer's total consolidated assets, based on the latest audited financial statements made available by the Issuer at the time of the respective transaction (noting that transactions entered into pursuant to items (1) to

(3) above shall not be considered for the purpose of verifying the amount authorized in this item (4)). For purposes of this Indenture, "Sanctioned Person" means any individual, legal entity or unincorporated entity prohibited or sanctioned or prevented from conducting business in Brazil, in accordance with applicable Brazilian laws, or subject to civil penalties for violations of any legal or regulatory provision, domestic or foreign, relating to the practice of corruption or acts harmful to public administration, including, without limitation, the Anti-Corruption Laws;

(xvi)	protest filed against the Issuer in an individual or aggregate amount equal to or greater than 5% (five percent) of the Issuer’s Adjusted EBITDA (as defined in Annex I to this Indenture) according to the most recent consolidated financial statements available on the date of the event in question, or its equivalent in other currencies, unless it is validly proven by the Issuer that the protest (a) was effectively suspended within a period of up to 30 (thirty) days of the date of the respective event, exclusively while the effects of the suspension last; (b) paid or canceled within the legally established term; or (c) provided guarantees in court that were accepted by the Judiciary;
(xvii)	sale, assignment, lease or any form of disposal of property and assets, including equity interests, by the Issuer and/or by Relevant Subsidiaries of the Issuer, except (a) for transactions in which said property and/or asset (including equity interests) is sold, assigned, leased or disposed of to a company controlled or invested in directly or indirectly by the Issuer (including capital contributions in the context of establishing a joint venture by the Issuer or by Relevant Subsidiaries), (b) for asset replacement for maintenance and/or repair purposes; (c) if at least 75% (seventy-five percent) of the net proceeds originating from said transaction are used in the ordinary or early amortization and/or settlement (including through dation in payment) of debts of the Issuer and/or the Relevant Subsidiaries or other outstanding liabilities, including those arising from administrative, arbitral or judicial decisions (or settlements or transactions), or deposited in a restricted account intended for payment of such obligations, within 365 (three hundred and sixty-five) days from the effective receipt of the financial resources by the respective entity, or in the reimbursement or compensation of debts that have been paid with the Issuer's and/or the Relevant Subsidiaries' own resources, or, further, if said transaction results in the release of guarantees provided by the Issuer and/or by Relevant Subsidiaries, in connection with obligations incurred by the companies that are the subject of the sale, assignment, lease, or other disposition, provided that the released collateral has a value equal to at least 75% (seventy-five percent) of the net proceeds from such transaction; (d) if the proceeds of the transaction are used for the acquisition of

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or investment in, new assets that have, at minimum, the same representativeness as the assets sold, assigned, leased or disposed of at the time of purchase (i.e., the book value of the assets acquired or invested in is, on an aggregate basis, at most, 20% (twenty percent) lower than the book value of the asset sold, assigned, leased or disposed of, as verified in the consolidated and audited financial statements of the Issuer ("Representativeness"), (e) transactions in which said property and/or asset (including equity interests) is leased or rented to third parties in the ordinary course of business of the Issuer and/or the Relevant Subsidiaries, including plant lease transactions; (f) if the Issuer or Relevant Subsidiary has carried out a transaction to acquire assets (including equity interests) that have, at minimum, the same Representativeness as the asset of the sale, assignment, lease or disposal transaction in question in the period of 24 (twenty-four) months (inclusive) prior to the completion of said sale, assignment, lease or disposal transaction in question; or (g) in other cases other than those provided for in any of items "a" to "f" above, provided that, jointly or individually, such transactions represent a value, individually or in aggregate, in an amount equivalent to or lower than 20% (twenty percent) of the consolidated total assets of the Issuer, based on the latest audited financial statements made available by the Issuer at the time of the respective transaction;

(xviii)	redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends as advance payment, income in the form of interest on equity or the making of any other payments by the Issuer to its shareholders, under any title, if the Issuer is in default with any of its pecuniary obligations established in this Indenture, except, however, for the payment of the mandatory minimum dividend provided in the Issuer's bylaws in force on the Issue Date and the portion of net income allocated to the special reserve for retained dividends provided in paragraphs 3, 4 and 5 of article 202 of the Corporations Law;
(xix)	reduction of the share capital of the Issuer, without prior authorization of the Debenture Holders, gathered in a General Meeting of Debenture Holders, except if for purposes of absorbing accumulated losses, pursuant to article 173 of the Corporations Law; or
(xx)	failure by the Issuer to use the net proceeds obtained from the Issuance strictly in accordance with the terms of this Indenture.
6.1.3	The Issuer must promptly notify the Trustee of the events described in Clause 6.1.2 within 3 (three) Business Days of being made aware of such an occurrence. Failure on the par the Issuer to comply with this requirement shall not prevent the Trustee and/or the Debenture Holders from, at their discretion, exercising their powers, attributes and claims provided for in this Indenture and in remaining Indenture documents, including declaring the Debentures’ advance maturity.

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6.1.4	The occurrence of any of the Default Events – Automatic Advance Maturity indicated in Clause 6.1.2 above will result in the automatic advance maturity of the obligations arising from the Debentures and subsequent declaration, by the Trustee, of the advance maturity of all obligations arising from the Debentures and the requirement to pay amounts owed, regardless of a call for an Annual General Meeting of Debenture Holders or any form of notification provided to the Issuer, subject to the provisions of Clause 9 below.
6.1.5	Upon the occurrence of any of the Events of Default - Non-Automatic Early Maturity, the Trustee must convene, within 5 (five) Business Days from the date on which it becomes aware of the event and the end of the respective cure period, as applicable, a General Meeting of Debenture Holders, at which the holders of the Debentures must deliberate on the declaration of early maturity of the obligations arising from the Debentures.
6.1.6	The General Meeting of Debenture Holders mentioned in Clause 6.1.5 above will be installed in accordance with the procedures and quorums provided for in Clause 9 below. It is important to note that Debenture holders may choose to move the obligations arising from the Debentures forward through means of a resolution made by the holders of at least, (i) on first call of meeting, 50% (fifty percent) with an additional Outstanding Debentures (as defined below); and (ii) on second call of meeting, 50% (fifty percent) with the addition of one of the Debentures represented at the respective Annual General Meeting of Debenture Holders installed on second call of meeting, provided that at least 30% (thirty percent) of the Outstanding Debentures are represented at such a meeting, in which case the Trustee must declare the advance maturity of all obligations arising from the Debentures.
6.1.7	Subject to the provisions of Clause 9.4 below, in the event that (i) the Annual General Meeting of Debenture Holders mentioned in Clause 6.1.5 above is not constituted due to the quorum not being met on second call; or (ii) the exercise of the option provided for in Clause 6.1.5 above is not approved; or (iii) the declaration of advance maturity provided for in Clause 6.1.6 above is not approved, the Trustee shall not declare the advance maturity of the obligations arising from the Debentures.
6.1.8	Without prejudice to the above provisions, resolutions made at the Annual General Meeting of Debenture Holders regarding changes in the wording of the Default Events provided for in Clauses 6.1.1 and 6.1.2 above, shall comply with the rules of installation, procedures and quorums provided for in Clause 9 below, and shall be approved by votes from Debenture Holders representing, at least: (i) on first call of meeting, 50% (fifty percent) with the addition of one of the Outstanding Debentures; and (ii) on second call of meeting, 50% (fifty percent) with the addition of one of the Debentures present at the Annual General Meeting of Debenture Holders installed on second call, provided that at least 20% (twenty percent) of the Outstanding Debentures are represented at such a meeting. In the event that the advance maturity of the obligations arising from the Debentures, in the cases provided for in Clauses 6.1.4 and 6.1.5 above is declared, the Trustee shall send notification with acknowledgment of receipt to the Issuer (“Advance Maturity Notice"), as well as forward a copy to the Issuer and Paying Agents, of such

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an event within a period of up to one (1) Business Day so that the Issuer makes payment of the amount corresponding to the Debentures’ Updated Unit Par Value within a period of up to three (3) Business Days of the date the Advance Maturity Notice is received, depending on the specific case, more the Remuneration due until the effective payment date and Default Fees, if applicable, under the terms of this Indenture.

6.1.9	If payment of the totality of the Debentures provided for in Clause 6.1.7 above is made through B3, the Issuer must inform B3 of such a payment at least 3 (three) Business Days' in advance of the date stipulated for its execution through means of correspondence together with the Trustee.
6.1.10	Once the Debentures have matured in advance pursuant to the terms of Clause 6, the Trustee must inform B3 immediately after advance maturity is declared.
6.1.11	With respect to the Authorized Transaction, if implemented, as provided for in the draft Drop Down Amendment and to provide clarification, the percentages provided for in Clauses 6.1.1 and 6.1.2 of this Indenture will continue to be calculated based on the Issuer's consolidated financial statements rather than the Assignee’s financial statements.
6.1.12	Investors, when subscribing or acquiring Debentures in the primary or secondary markets, respectively, will automatically and voluntarily approve the implementation of the Authorized Transaction in an unconditional and irreversible manner, regardless of the holding of an Annual General Meeting of Debenture Holders, as well as the execution of the Drop Down Amendment, and the granting of a personal guarantee from the Issuer.

7	ADDITIONAL OBLIGATIONS OF THE ISSUER
7.1	Subject to the remaining obligations provided for in this Indenture, while the outstanding balance of the Debentures is not fully paid, the Issuer further undertakes to:
(i)	provide the Trustee with:
(a)	within a maximum of 45 (forty-five) days after the end of the first 3 (three) quarters of each fiscal year or 2 (two) Business Days after the date of actual disclosure of the respective financial information (except for the last quarter of its fiscal year), whichever occurs first, a copy of its complete quarterly financial information (ITR) relating to the respective quarter, prepared in accordance with the Corporations Law, generally accepted accounting principles in Brazil, and the rules issued by the CVM, accompanied by the management report and the opinion of independent auditors with valid registration with the CVM. The Issuer authorizes such quarterly information to be made available on the Trustee's website;
(b)	within a maximum of 90 (ninety) days after the end of each fiscal year, throughout the term of this Indenture (1) a copy of the complete and audited financial statements of the Issuer relating to the respective fiscal year, prepared

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in accordance with the Corporations Law, generally accepted accounting principles in Brazil, and the rules issued by the CVM, accompanied by the management report and the opinion of independent auditors with valid registration with the CVM. The Issuer authorizes these financial statements to be made available on the Trustee’s website; and (2) a statement, signed by a legal representative from the Issuer holding powers to do so under its bylaws, attesting to:

(I) that the provisions contained in this Indenture remain valid; (II) the non-occurrence of any Event of Default and the absence of breach of obligations by the Issuer to the Debenture Holders; (III) that the assets and properties of the Issuer were properly insured; and (IV) that no acts were performed in disagreement with the bylaws;

(c)	any information that may be requested by the Trustee, within five (5) Business Days of receiving the request. This period may be extended for successive periods if the Issuer proves that it is not possible to make the information available within the established period;
(d)	the Issuer's organizational chart, its financial data and corporate acts necessary to prepare the annual report, as provided for in CVM Resolution No. 17, of February 9, 2021, as amended ("CVM Resolution 17"), which may be requested by the Trustee, within 30 (thirty) days prior to the end of the period for completing the annual report. It is hereby established that organizational charts of the Issuer's corporate group must also contain the parent companies, as applicable, subsidiaries, affiliates, and members of the Issuer’s economic group and be prepared at the end of each fiscal year;
(e)	within up to 3 (three) Business Days after its publication, notice of the call for any general meeting, with the date of its completion and the agenda and, as soon as available, copies of all minutes of general meetings, board of directors meetings, board of officers meetings and fiscal council meetings that in any way involve the interests of the Debenture Holders, subject to the duty of confidentiality, if necessary;
(f)	within up to 1 (one) Business Day from the date they are issued, notices to the Debenture Holders;
(g)	(1) information regarding the occurrence of any Default Event within up to 3 (three) Business Days from the date of being made aware or receiving notice of default, depending on the specific case; or (2) a copy of any correspondence or notification, whether within or outside the courts, received by the Issuer related to the Debentures and/or a Default Event; and
(h)	1 (one) original copy, with the attendance list, and one electronic copy (in a .pdf file) with the proper digital seal from JUCERJA of the acts and meetings of the Debenture Holders that are part of the Issue.

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(ii)	inform the Trustee of any change in the financial, economic, commercial, operational, regulatory or corporate conditions or in the Issuer's business activities, within two (2) Business Days of the date of its occurrence, as well as any events or situations that may result in a Material Adverse Effect, including lawsuits or administrative procedures that: (a) may negatively affect, prevent or justifiably hinder the Issuer's compliance with its obligations under this Indenture and the Debentures; or (b) cause the Issuer's financial statements or its quarterly financial information to no longer reflect the Issuer's actual financial conditions;
(iii)	inform the Trustee, within up to 5 (five) Business Days from the respective receipt, about any assessments by governmental bodies, of a fiscal, environmental, regulatory, or antitrust nature, among others, in relation to the Issuer, imposing sanctions or penalties that result or may result in a Material Adverse Effect;
(iv)	pursuant to applicable regulations, maintain, under its custody, for 5 (five) years, or for a longer period if requested by the CVM, all documents and information related to the Offering;
(v)	comply with all obligations provided in CVM Resolution 160 applicable to this Offering, including the provisions of its article 11 et seq., as applicable to it;
(vi)	up until the announcement of the closing of the Offer and subject to the provisions of articles 11 and 12 of CVM Resolution 160, refrain from (a) publicizing the Offer, including through related declarations, except to the extend strictly necessary to complete the Offer and inform recipients about the reserved nature of the information transmitted; and (b) using the information regarding the Offer, Issuer, Issue and Debentures, except for purposes strictly related to preparation of the Offer;
(vii)	refrain from trading securities of its issue of the same type as the Debentures, referenced therein, convertible or exchangeable until the disclosure of the closing announcement, except in the circumstances provided in paragraph 2 of article 54 of CVM Resolution 160;
(viii)	maintain its registration as a publicly-held company with the CVM, as required by CVM Resolution 80;
(ix)	contractor and maintain service providers inherent to the obligations set forth in this Indenture, at their expense, throughout the term of the Debentures, subject to the terms of this Indenture, including:

(a) the Issuer and Paying Agents; (b) the Trustee; (c) the Risk Rating Agency; and (d) the Debentures' trading systems implemented on the B3 secondary market;

(x)	maintain updated and in order the corporate books and records of the Issuer;

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(xi)	maintain in proper operation a body to serve, efficiently, the Debenture Holders or engage financial institutions authorized to provide such service;
(xii)	maintain its accounting and management information systems, as well as its accounting books and other records updated and in accordance with generally accepted accounting principles in Brazil and in a manner that faithfully and adequately reflects its financial situation and the results of its operations;
(xiii)	proceed with proper disclosure of economic-financial data, as required by the Corporations Law, promoting the publication of its financial statements, as required by legislation and regulations in force;
(xiv)	comply with all determinations of the CVM and B3, with the submission of documents and, further, providing the information requested;
(xv)	submit the Trustee’s annual report within the CVM's periodic information system, as well as disclose the report in accordance with Clause 4.19 above within up to 1 (one) Business Day of its receipt;
(xvi)	assume responsibility for costs arising from: (a) the distribution of the Debentures, including all costs related to their deposit at B3; (b) registration and publication of the acts necessary for the Issue, including minutes for the Issuer's RCA; and (c) registration of the Offer with CVM and ANBIMA;
(xvii)	effect the collection of any taxes or contributions that are levied or may be levied on the Issue and that are the responsibility of the Issuer;
(xviii)	maintain current status with respect to all taxes or contributions owed to the Federal, State or Municipal Tax Authorities, as well as with respect to contributions owed to the National Social Security Institute (INSS) and Time of Service Guarantee Fund (FGTS), except with respect to those payments that are being or that come to be challenged in good faith or contested by the Issuer in the judicial or administrative sphere and that have their enforceability and/or effects suspended by judicial or administrative decision within 30 (thirty) days from the date of said default by the Issuer, or those whose non-compliance does not result in a Material Adverse Effect;
(xix)	obtain and maintain (and, where appropriate, renew in a timely manner) all authorizations, approvals, licenses, and permits, including those of an environmental nature necessary for the performance of the Issuer's activities up until the settlement of the obligations established under this Indenture, as well as renew such documents, except for (a) authorizations, licenses and/or permits that are currently in the process of being obtained or renewed in a timely manner or for which their respective applicability is being questioned in good faith or challenged by the Issuer in the judicial or administrative sphere and their enforceability and/or effects were suspended through judicial or administrative decision within a period of 60 (sixty) days, counted from the date on which there was a failure to obtain or non-renew authorizations, licenses, and/or permits; or

(b) cases in which a failure to obtain or loss of authorizations, licenses and/or permits does not result in a Material Adverse Effect;

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(xx)	call an Annual General Meeting of Debenture Holders to resolve upon any of the matters related to this Issue if the Trustee is required to act under the terms of this Indenture, but does not take action, pursuant to Clause 9 of this Indenture;
(xxi)	attend General Meetings of Debenture Holders whenever requested;
(xxii)	maintain, conserve and preserve in good condition all assets of the Issuer, including, but not limited to, all its movable and immovable properties, necessary for the achievement of its corporate purposes;
(xxiii)	in the event that the legality or enforceability of any of the relevant provisions of this Indenture and other related instruments in the context of this Issue is challenged in court by any person, and such judicial challenge may affect the Issuer's ability to fulfill its obligations provided in the instruments mentioned above, inform the Trustee of said challenge within up to 5 (five) Business Days from becoming aware of it, without prejudice to the possible occurrence of one of the Events of Default;
(xxiv)	if the Issuer is summoned as part of proceedings seeking the declaration of total or partial invalidity or ineffectiveness of this Indenture, take all necessary measures to contest such actions within the legally established deadline, as well as notify the Trustee of such proceedings within up to 2 (two) Business Days from being made aware of such an occurrence;
(xxv)	not carry out operations outside its corporate purpose or in disagreement with its corporate purpose, subject to statutory, legal and regulatory provisions in force;
(xxvi)	use the funds received from the payment of the Debentures in accordance with the terms of this Indenture;
(xxvii)	contract and maintain a Risk Rating Agency, at their expense, to prepare the Issue’s risk (ii) . The Issuer must also: (a) require that the Risk Rating Agency update the risk rating annually, counted from the date the first report is published up until the Maturity Date; and (b) annually disclose and allow the Risk Rating Agency to widely disclose reports on such a risk rating on the market;
(xxviii)	without prejudice to the provisions of item "(xxvii)" above, maintain updated and available on its internet page the risk rating report of the Issuance;
(xxix)	subject to the provisions of item "(XXX)" below, comply with and require that their subsidiaries, officers, administrators and board members, acting on behalf of or in favor of the Issuer, in any form, comply with the following provisions during the term of the Debentures: (a) the provisions of the National Environmental Policy, Resolutions from CONAMA – the National Environment Council and other supplementary environmental laws and regulations, and adopt preventive or remedial measures and actions, aimed at preventing and correcting any environmental damage, as well as proceeding with all due diligence process required for related activities while seeking to preserve the environment and complying with determinations from

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municipal, state and federal agencies that may alternatively legislate or regulate the environmental standards in force; and (b) labor legislation and regulations, especially those related to persons with disabilities, occupational health and safety, except (1) alleged breaches questioned in good faith in the judicial and/or administrative spheres; or (2) violations that do not have a Material Adverse Effect;

(xxx)	comply with and ensure that its subsidiaries, its directors, officers and board members, who act on behalf of or in favor of the Issuer, in any manner, comply with, during the term of the Debentures, socio-environmental legislation relating to non-incentive of prostitution, and the use of child labor and/or labor in conditions analogous to slavery or, further, those related to the rights of indigenous peoples, in particular, but not limited to, the right to areas of indigenous occupation, as declared by the competent authority;
(xxxi)	remain absent from the National Registry of Ineligible and Suspended Companies – CEIS and/or in the National Registry of Sanctioned Companies – CNEP;
(xxxii)	notify the Trustee, within (a) 5 (five) Business Days from the date it becomes aware, that the Issuer or any of its subsidiaries; or

in cases in which any the Issuer or any of its subsidiaries or the Issuer’s respective managers are involved in an investigation, inquiry, lawsuit and/or judicial or administrative proceedings conducted by a national or foreign administrative or judicial authority related to the practice of acts or crimes against the economic, tax or financial system, capital markets or national or foreign governments, the laundering or concealment of assets, receivables and amounts, terrorism or the financing of terrorism provided for in the applicable national and/or foreign legislation, within (a) five (5) Business Days or(b) five (5) Business Days of the date on which they are made aware of such an occurrence, respectively. In such cases, the Issuer must not be subject to secrecy or a court gag order, and must, when requested by the Trustee and whenever available, provide a copy of any decisions rendered and any judicial or out of court agreements entered into under the above-mentioned procedures, as well as detailed information on the measures adopted in response to such procedures;

(xxxiii)	refrain from offering, promising, giving, authorizing, requesting or directly or indirectly accepting any undue advantage, whether pecuniary or of any other nature, in any way related to the purpose of the Issue, as well as practicing harmful acts, infractions or crimes against the economic, tax or financial system, the capital market or national or foreign governments, the "laundering" or concealment of assets, receivables and amounts, terrorism or financing of terrorism, provided for in applicable national and/or foreign legislation, and maintain internal policies and/or procedures aimed at compliance with such rules, including on the part of administrators and employees;
(xxxiv)	observe, comply with and/or cause to be complied with, by itself, and by its subsidiaries and its officers, acting in the name and for the benefit of the Issuer, any and all laws, regulations and policies that address corruption, crimes against the economic or tax order, "laundering" or concealment of assets, rights and values, or against the National Financial System, the capital market or public administration, national or foreign, as well as the determinations and rules issued by any national or foreign body or entity, to which it is subject by legal or contractual obligation, that have the purpose of preventing or combating terrorism or financing of terrorism, provided for in applicable national and/or foreign legislation; including, without limitation, unlawful acts that may

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give rise to administrative, civil or criminal liability under Laws No. 6,385, of December 7, 1976, No. 7,492, of June 16, 1986, No. 8,137, of December 27, 1990, No. 8,429, of June 2, 1992, No. 14,133, of April 1, 2021 (or other procurement and public administration contract regulations), No. 9,613, of March 3, 1998, No. 12,529, of November 30, 2011, No. 12,846, of August 1, 2013, Decree-Law No. 2,848, of 1940, Decree No. 11,129, of July 11, 2022, U.S. Foreign Corrupt Practices Act of 1977, and the UK Bribery Act, as applicable to the Issuer ("Anti-Corruption Laws"), and must (a) adopt internal policies and procedures that ensure full compliance with the above laws, including by its employees and affiliates; (b) provide full knowledge of such regulations to all of its professionals prior to the beginning of their activities in the context of the Offering; and (c) refrain from engaging in acts of corruption and from acting in a manner harmful to public administration, national or foreign;

(xxxv)	remain in good standing with respect to this Indenture;
(xxxvi)	request that the Risk Rating Agency, within five (5) Business Days from the date of completion of any Original Acquisition of Control, update the Issuer's risk classification report for the purposes of the Redemption Obligation provided for in Clause 5.4 above (“Rating Report – Acquisition of Control”). The Issuer in such cases must:
(a)	deliver an electronic copy of the updated report (in .pdf format) to the Trustee within up to 5 (five) Business Days of its receipt by the Issuer; and
(b)	widely disclose to the market said reports with the summaries of the credit ratings pursuant to applicable regulations;
(xxxvii)	maintain the Project in compliance with the terms of Law 12,431 during the term of the Debentures;
(xxxviii)	not alter the essential characteristics and operating segment of the Project, except as permitted by applicable legislation, including, but not limited to, the provisions of Law 12,431; and
(xxxix)	comply with all its obligations related to CVM Resolution 160 and Law 12,431.

8	TRUSTEE
8.1	The Issuer hereby appoints and constitutes Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda., which was identified in the preamble to this Indenture as Issue Trustee. Vórtx hereby accepts their appointment to represent the Debenture Holders before the Issuer under the terms of the law and this Indenture.
8.2	The Trustee appointed under this Indenture, hereby declares under penalty of law that:

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(i)	they understand and accept the function for which they were appointed, fully assuming the duties and responsibilities provided in specific legislation and in this Indenture;
(ii)	they are duly authorized to execute this Indenture and to comply with the obligations provided for herein, all legal requirements and those provided in the respective constitutive instruments having been satisfied, necessary for such purpose;
(iii)	the execution of this Indenture and the fulfillment of their obligations provided herein do not violate any obligation previously assumed by the Trustee;
(iv)	they are not subject to any legal impediments to performing the function conferred therein according to article 66, paragraph 3, of the Brazilian Corporations Act and article 6 of CVM Resolution 17;
(v)	it is not in any of the conflict of interest situations provided in CVM Resolution 17;
(vi)	it has no connection with the Issuer that prevents it from exercising its functions;
(vii)	it verified, upon accepting the function, the truthfulness regarding the guarantee and the consistency of other information contained in this Indenture, diligently ensuring that omissions, failures or defects of which it had knowledge were remedied;
(viii)	the legal representatives who sign this Indenture hold statutory and/or delegated powers to assume, on their behalf, the obligations established herein and, acting in the capacity of attorney-in-fact, hold powers that were legitimately granted. The Trustee also hereby declares that their respective powers of attorney remain in full force;
(ix)	this Indenture contains valid and binding obligations upon the Trustee that are enforceable according to its terms and conditions;
(x)	it is aware of the regulations applicable to the Debentures and the Issue, issued by the CVM, BACEN and other competent authorities and bodies;
(xi)	as required by article 6, paragraph 2, of CVM Resolution 17, based on the organization chart sent by the Issuer, they will perform the function of trustee or note trustee, depending on the specific case, to issue securities from the Issuer, an affiliated, controlled, controlling company or member of the same economic group listed in Annex II.
8.3	The Trustee will exercise its function starting on the date this Indenture is executed and must continue to exercise its functions up until the Maturity Date, or until its effective replacement or, if obligations of the Issuer under this Indenture remain unfulfilled after the Maturity Date, up until the Issuer’s obligations under this Indenture are fully complied with in full.
8.4	The Issuer will owe the following amounts to the Trustee, as fees for the duties and attributions assigned therein under the terms of the applicable legislation and regulations and this Indenture and the legislation in force: (i) a implementation installment in the amount of R$ 14,000.00 (fourteen thousand reals), due by the 5th (fifth) Business Day after the date this Indenture is signed; and (ii) annual installments in the amount of

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R$ 14,000.00 (fourteen thousand reals), the first installment of which is due on the same date the installment (i) above is due during the following year. Remaining installments will be due on the same date during subsequent years (“Trustee Remuneration”).

8.5	If the transaction is cancelled, an amount of R$ 14,000.00 (fourteen thousand reals) will be due by the Issuer as an "abort fee“ and is to be paid by the 5th (fifth) Business Day counted from the date on which notice of cancellation of the transaction is provided.
8.6	In the event of default by the Issuer, or if it becomes necessary to hold a Meeting and/or execute amendments of any nature, the Issuer shall pay the Trustee an additional fee equivalent to R$ 850.00 (eight hundred and fifty reais) per man-hour of work dedicated to activities related to the Issue, including, but not limited to: (a) the execution of guarantees; (b) attending formal meetings or telephone conferences with the Issuer, the Debenture Holders or other parties to the Issue, including respective meetings; (c) the analysis and/or preparation of any amendments to the documents related to the Issue and the Offer, meeting minutes and/or any documents necessary for the provisions of the following item; (d) implementation of the consequent decisions made such events; and (e) the analysis and preparation of simulation of advance redemption calculations and other simulations. In such cases, remuneration must be paid within 10 (ten) days after the submission of the respective "Workhours Log".
8.7	All amounts owed to the Trustee may be billed by any company of the economic group, including, but not limited to, Vórtx Serviços Fiduciários Ltda., which is registered under CNPJ No. 17.595.680/0001-36.
8.8	The installments mentioned in the items above will be adjusted based on accumulated positive variation in the IPCA, or in its absence or in cases in which it is not possible to use the IPCA, by the index that comes to replace it, between the date initial payment is made, up until the following payment dates, calculated on a prorated basis, if necessary and applicable.
8.9	The installments referred to above will be increased by the following taxes: ISS (Tax on Services of Any Nature), PIS (Contribution to the Social Integration Program), COFINS (Contribution for Social Security Financing), IRPJ (Corporate Income Tax Withheld at Source), CSLL (Social Contribution on Net Income), IRRF (Income Tax Withheld at Source) and any other taxes that may be levied on the Trustee's Remuneration and/or Additional Remuneration, depending on the specific case, at the rates in force on each payment date.
8.10	The services from the Trustee provided for in this Indenture are described in CVM Resolution 17 and the Corporations Act.
8.11	Amounts previously received by the Trustee as the Trustee's Remuneration and/or Additional Remuneration, depending on the specific case will not be refunded, except if the amount was paid incorrectly.
8.12	The Trustee will not advance funds for payment of expenses arising from the Issue. It is hereby established that such funds will consistently be owed and advanced by the Issuer or the Debenture Holders, depending on the specific case.

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8.13	Any additional obligations assigned to the Trustee, provided they approved of such assignment, and/or changes in the characteristics of the Issue, will allow the Trustee to revise the fees proposed herein.
8.14	In cases involving late payment of any amount due as a result of the Trustee’s Remuneration and/or Additional Remuneration, depending on the specific case, overdue debts will be subject to default interest of 10% (ten percent) per year and a non-compensatory fine of 2% (two percent) levied on the amount due. The amount of the overdue debt shall be subject to adjustment for inflation under the IPCA, levied from the default date up to the effective payment date and shall be calculated on a prorated basis.
8.15	The Trustee's Remuneration and/or Additional Remuneration, depending on the specific case, do not include expenses considered necessary for the exercise of the duties of trustee during the implementation and period for which services are provided. These expenses will be covered by the Issuer, through payment of the respective fees accompanied by supporting documents, issued directly in the name of the Issuer or through reimbursement, after, whenever possible, prior approval, including: publications in general, notifications, extraction of certificates, notary expenses, photocopies, word processing, sending of documents, travel, meals and lodging, expenses involving specialists, such as audits and/or inspections, among others, or legal consulting provided to Debenture Holders.
8.16	All expenses arising from legal proceedings, including those of an administrative nature, that the Trustee may incur to protect the interests of the Debenture Holders must be, whenever possible, previously approved and moved forwarded by the Debenture Holders and, subsequently reimbursed by the Issuer, as provided for by law. The expenses to be advanced by the Debenture Holders shall correspond to deposits, court costs and fees incurred during proceedings filed by the Trustee, as a representative of the Debenture Holders. Attorney's fees for costs incurred during proceedings will be the equal responsibility of the Debenture Holders, in addition to the Trustee's remuneration in the event that the Issuer remains in default with respect to payment for a period exceeding 30 (thirty) days. The Trustee in such cases may request a guarantee from the Debenture Holders to cover the risk of costs.
8.16.1	Any additional obligations assigned to the Trustee and changes in the ordinary characteristics of the Issue will allow them to revise the Trustee's Remuneration, provided that such an act is carried out through mutual agreement with the Issuer.
8.17	In addition to the remaining provisions provided for by law, regulatory acts from the CVM or this Indenture, the duties and responsibilities of the Trustee include:
(i)	exercise its activities with good faith, transparency and loyalty towards the Debenture Holders;
(ii)	protect the rights and interests of the Debenture Holders, employing, in the exercise of the function, the care and diligence that every active and honest person customarily employs in the administration of their own assets;
(iii)	resign from the function in the event of supervening conflicts of interest or any other form of unsuitability and immediately convene a General Meeting of Debenture Holders to resolve on its replacement;

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(iv)	be fully responsible for the contracted services, pursuant to current legislation;
(v)	keep in good custody all documentation relating to the exercise of its functions;
(vi)	verify, at the time of accepting the function, the veracity of information relating to guarantees, and the consistency of other information contained in this Indenture, taking steps to ensure that omissions, failures or defects of which it has knowledge are remedied;
(vii)	act diligently with the Issuer to ensure that the Indenture and its amendments are registered with the competent bodies, adopting, in the event of the Issuer's omission, the measures eventually provided for by law;
(viii)	monitor the provision of periodic information by the Issuer and alert the Debenture Holders, in the annual report referred to in item "(xix)" below, regarding inconsistencies or omissions of which it has knowledge;
(ix)	provide an opinion on the sufficiency of information provided in proposals for modifications to the conditions of the Debentures;
(x)	verify the regularity of the constitution of real, floating and personal guarantees, as well as the value of assets given as guarantee, observing the maintenance of their sufficiency and enforceability pursuant to the provisions established in this Indenture, if applicable;
(xi)	use information obtained by reason of its participation in the Offer exclusively for the purposes for which it has been contracted;
(xii)	request, when it deems necessary for the faithful performance of its functions, updated certificates from civil distributors, Public Treasury Courts, Protest Offices, Labor Courts, Public Treasury Attorney's Office, of the locality where the asset given as guarantee is located or the domicile or headquarters of the Issuer;
(xiii)	request, when it considers necessary, an external audit of the Issuer;
(xiv)	convene, when necessary, the General Meeting of Debenture Holders in accordance with article 10 of CVM Resolution 17;
(xv)	attend the General Meeting of Debenture Holders in order to provide the information requested of it;
(xvi)	keep the list of Debenture Holders and their addresses up to date, upon a request for information being made by the Issuer, the Issuer and Paying Agents, B3 and, for the purposes of complying with the provisions of this item, the Issuer and the Debenture Holders, once they subscribe, pay in, or acquire the Debentures, expressly authorize B3, the Issuer and Paying Agents to comply with any requests made by the Trustee, including regarding the disclosure of ownership of the Debentures, at any time;
(xvii)	monitor compliance with the clauses contained in this Indenture and all those imposing obligations to do and not to do;

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(xviii)	notify the Debenture Holders regarding any default by the Issuer of financial obligations assumed in this Indenture, including obligations relating to guarantees and clauses intended to protect the interests of Debenture Holders and that establish conditions that must not be breached by the Issuer, indicating the consequences for the Debenture Holders and the measures it intends to take regarding the matter, subject to the deadline provided in article 16, item II, of CVM Resolution 17;
(xix)	prepare an annual report intended for the Debenture Holders, pursuant to subparagraph (b) of paragraph 1 of article 68 of the Corporations Law and article 15 of CVM Resolution 17, relating to the Issuer's fiscal years, which must contain at least the following information:
(a)	compliance by the Issuer with its periodic information disclosure obligations, indicating inconsistencies or omissions of which it has knowledge;
(b)	amendments to the bylaws occurring in the period with material effects for the Debenture Holders;
(c)	comments on the economic and financial indicators and its capital structure related to clauses intended to protect the interest of the Debenture Holders and that establish conditions that must not be breached by the Issuer;
(d)	quantity of Debentures issued, quantity of Debentures in Circulation and balance cancelled in the period;
(e)	redemption, amortization, renegotiation and payment of interest on the Debentures carried out in the period;
(f)	constitution and applications of the Debentures amortization fund, when applicable;
(g)	allocation of funds raised through the issue of the Debentures, according to information provided by the Issuer;
(h)	list of assets and amounts delivered to the Trustee’s management;
(i)	compliance with other obligations assumed by the Issuer in this Indenture;
(j)	existence of other securities issues, public or private, made by the Issuer, by an affiliated, controlled, controlling company or member of the same group as the Issuer in which it has acted as a trustee during the same fiscal year, as well as the following data regarding such issues:
(I)	name of the offering company;
(II)	issue amount;
(III)	quantity of securities issued;

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(IV)	type and guarantees involved;
(V)	maturity and interest rate; and
(VI)	payment default during the period.
(k)	declaration regarding a lack of a conflict of interest that prevents the Trustee from continuing to exercise their function.
(xx)	disclose the information referred to in subparagraph "(j)" of item "(xix)" above on its page on the worldwide computer network as soon as it becomes aware of it;
(xxi)	make available the report referred to in item "(xix)" above to the Debenture Holders by April 30 of each year, from the end of the fiscal year. The report shall be made available on the Trustee's website;
(xxii)	send to the Debenture Holders its opinion on the sufficiency of information contained in any proposals for modifications to the conditions of the Debentures;
(xxiii)	make calculations of the debit balance for Debentures available to Debenture Holders and other market participants at their client services center and/or website; and
(xxiv)	monitor, through the Cetip – NoMe system, administered and operated by B3 on each payment date, the payment of amounts due, as stipulated in this Indenture.
8.18	The Trustee shall not be obligated to verify the veracity of corporate resolutions and acts from the Issuer's management or any document or record that it considers authentic, except for the proper constitution of such documents, as provided for in CVM Resolution 17 or that have been sent by the Issuer or by third parties at its request in order to make informed decisions. It shall not, under any circumstances, be responsible for the preparation of these documents, which shall remain under the legal and regulatory obligation of the Issuer, pursuant to applicable legislation.
8.19	Acts or manifestations from the Trustee that create liability for the Debenture Holders and/or exonerate third parties from obligations before the Trustee, as well as those related to the due fulfillment of obligations assumed in this Indenture, shall only be valid when previously resolved upon by the Debenture Holders gathered at an Annual General Meeting of Debenture Holders, subject to the quorums described in Clause 9.
8.20	The Trustee's actions are limited to the scope of CVM Resolution 17 and the applicable articles of the Corporations Act, and they shall be exempt, in any form or pretext, from any additional liability that has not arisen from applicable legislation.
8.21	In cases involving temporary impediments, resignation, liquidation, intervention, out of court liquidation or the position of Issue Trustee becomes vacant, an Annual General Meeting of Debenture Holders will be held within a maximum period of 30 (thirty) calendar days from the event in question for the selection of the new Issue Trustee. Meetings may be convened by the Trustee itself to be replaced, the Issuer, Debenture Holders representing at least 10% (ten percent) of the Outstanding Debentures, or by the CVM. If a call of meeting is not issued up to 15

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(fifteen) calendar days before the end of the above-mentioned period, it shall be the Issuer's responsibility to issue a call of meeting. It is hereby understood that the CVM may appoint a provisional substitute while the process of choosing a new Issue is underway. Replacements of the Trustee shall not result in remuneration being provided to the new Trustee that exceeds the amount agreed upon herein.

8.22	If the Trustee is not able to continue exercising their functions due to circumstances arising after this Indenture, they must immediately notify the Issuer and Debenture Holders by convening a General Meeting of Debenture Holders, requesting their substitution.
8.23	The Debenture Holders are entitled, after the end of the period for subscription and integration of the entirety of the Debentures, to proceed with the substitution of the Trustee and the appointment of their substitute, at an Annual General Meeting of Debenture Holders specially convened for this purpose.
8.23.1	If the Trustee is effectively replaced, this substitute will receive the same remuneration paid to the Trustee under all terms and conditions, and the first annual installment due to the substitute will be calculated on a prorated basis, counted from the date they begin to exercise of the function of Issue trustee. This remuneration may be altered through means of mutual agreement between the Issuer and the substitute trustee, provided it is previously approved at an Annual General Meeting of Debenture Holders.
8.23.2	In any event, notice of the replacement of the the Trustee must be provided to the CVM and must meet the requirements provided for in CVM Resolution 17 and any subsequent applicable regulations.
8.23.3	The permanent replacement of the Trustee shall be subject to an amendment to the Indenture, which shall be duly disclosed in an electronic system available on the CVM’s website within a period of up to seven (7) Business Days from the date of such an amendment is signed pursuant to Clause 2.3.1 above.
8.23.4	The replacement Trustee must inform the Debenture Holders of their having replaced their predecessor immediately after being appointed in the form of a notice pursuant to Clause 4.19 above.
8.23.5	The substitute trustee shall exercise their function from the date on which the corresponding amendment to the Indenture is executed, including the start date, up until their effective substitution or until all obligations included in this Indenture are fulfilled.
8.23.6	The rules and precepts promulgated through acts from the CVM in this regard apply to cases in which the Trustee is replaced.

9	ANNUAL GENERAL MEETING OF THE DEBENTURE HOLDERS

9.1           General Provisions

9.1.1	The Debenture Holders may, at any time, in accordance with the provisions of article 71 of the Brazilian Corporations Act, hold an annual general meeting, in order to resolve on

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matters of interest to the Debenture Holders ("Annual General Meeting of Debenture Holders").

9.2           Notice of meeting

9.2.1	Annual General Meetings of Debenture Holders may be called by the Trustee, the Issuer, Debenture Holders holding at least 10% (ten percent) of the Outstanding Debentures (as defined below), depending on the specific case, or by the CVM.
9.2.2	Annual General Meetings of Debenture Holders will be called through means of an announcement published on at least 3 (three) separate occasions with the press organizations indicated in Clause

4.19 above while respecting other rules related to the publication of a notice of call of annual general meetings contained in the Brazilian Corporations Act, applicable regulations and this Indenture. A call of meeting is waived in cases in which all Debenture Holders are present.

9.2.3	The provisions of the Corporations Act regarding general meetings of shareholders shall apply to the General Meeting of Debenture Holders, as applicable.
9.2.4	The General Meetings of Debenture Holders must be convened, at first call, with the applicable minimum advance notice, counted from the publication of the first notice, pursuant to the Corporations Law. Should the General Meeting of Debenture Holders not be convened at first call, the convocation for holding a General Meeting of Debenture Holders at second call must be made with the applicable minimum advance notice, pursuant to the Corporations Law.
9.2.5	Regardless of the formalities provided for in applicable legislation and in this Indenture for calls of meeting, Annual General Meetings of Debenture Holders attended by the holders of all Outstanding Debentures will be considered valid.
9.2.6	The resolutions made by the Debenture Holders, within the scope of their legal competence, subject to the quorums established in this Indenture, will be considered valid and effective before the Issuer and will obligate all Debenture Holders, regardless of whether they have attended the Annual General Meeting of Debenture Holders or the vote cast at the respective meeting.
9.2.7	For the purpose of the constitution of any and all quorums for the installation or resolutions made at Annual General Meetings of Debenture Holders provided for in this Indenture, "Outstanding Debentures" are considered to be all Debentures subscribed, excluding: (i) those held in treasury by the Issuer; and (ii) those held by (a) companies from the Issuer’s Economic Group; (b) the Issuer’s controlling shareholders; (c) the Issuer’s management, including their respective officers and directors, (d) members of the audit committee, if applicable; and/or (e) spouse, partner or relative up to the 3rd (third) degree of any of the persons referred to in the previous paragraphs.

9.3           Quorum for Installation

9.3.1	Pursuant to article 71, third paragraph, of the Brazilian Corporations Act, Annual General Meetings of Debenture Holders will be held (i) on first call, with

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the presence of holders of the Debentures, representing at least 50% (fifty percent) with the addition of one of the Outstanding Debentures; and (ii) on second call, through any quorum.

9.4           Quorum for Deliberation

9.4.1	During resolutions made at Annual General Meetings of Debenture Holders, each Outstanding Debenture shall entitle the holder to one vote. The constitution of an attorney-in-fact, whether a Debenture Holder or not, will be permitted. Except as provided in Clause 9.4.2 below, or by other quorums expressly provided in other clauses of this Indenture, the matters to be resolved must be approved, including in cases of granting a temporary waiver, by the holders of the Debentures representing at least (i) at first call, 50% (fifty percent) plus one of the Debentures present at said General Meeting of Debenture Holders; and (ii) at second call, 50% (fifty percent) plus one of the Debentures present at said General Meeting of Debenture Holders, provided that at least 20% (twenty percent) of the Outstanding Debentures are present at said meeting, and any amendments to the documents related to the Offering, as a result of said resolution, will be made based on the quorums established in this item.
9.4.2	Modifications of to the characteristics and conditions of the Debentures that imply a change or (i) Remuneration of the Debentures, depending on the specific case and as applicable;

(ii) Remuneration Payment Dates or any amounts provided for in this Indenture; (iii) Debentures’ Maturity Date or term of validity;

(iv) amounts and amortization dates for the Debentures’ principal; (v) Unit Par Value; (vi) conditions for Optional Acquisition; (vii) inclusion or amendment of conditions for optional advance redemption, redemption offers or special amortization; (viii) any renegotiation event, may only be approved at an Annual General Meeting of Debenture Holders upon a favorable resolution being made by Debenture Holders, at any call of meeting, representing at least 75% (seventy-five percent) of the Outstanding Debentures, except for the changes referred to in Clause 9.4.1 above.

9.4.3	If the Issuer, for any reason, requests that the Debenture Holders grant a prior waiver or temporary forgiveness (waiver), for the Default Events provided for in Clauses 6.1.1 and 6.1.2 of this Indenture before their occurrence, such request must be approved at an Annual General Meeting of Debenture Holders, in accordance with the quorums established in Clause 9.4.1 above.
9.4.4	The presence of the Issuer’s legal representatives shall be mandatory at Annual General Meetings of Debenture Holders convened by the Issuer, whereas at meetings convened by the Debenture Holders or by the Trustee, the presence of the Issuer’s legal representatives of shall be optional, unless requested by the Debenture Holders or by the Trustee, as applicable, in which case it shall be mandatory.
9.4.5	The Trustee must attend Annual General Meetings of Debenture Holders to provide the Debenture Holders with the information they have requested.

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9.4.6	The presence of any persons who are not Parties to this Indenture or who do not prove their status as Debenture Holders through prior presentation of regular identification documents, corporate documents and powers of attorney will not be admitted to Annual General Meetings of Debenture Holders.
9.5	Panel
9.5.1	Representatives of the Debenture Holders elected by the Debenture Holders present (for this purpose, the representative of the Trustee present at any General Meeting of Debenture Holders may be elected), or parties designated by the CVM shall be responsible for acting as chair and secretary at Annual General Meetings of Debenture Holders.

10	REPRESENTATIONS OF THE ISSUER
10.1	The Issuer represents and warrants to the Trustee, on the date of execution of this Indenture, that:
(i)	the Issuer is a publicly-held corporation, with valid existence and in regular standing, under the laws of the Federative Republic of Brazil;
(ii)	it was duly incorporated in accordance with the laws of its jurisdiction, with full powers and authority to own, lease and operate its properties and to conduct its business;
(iii)	is duly authorized by the competent corporate bodies to enter into this Indenture, issue Debentures and to comply with its obligations provided for in this Indenture and in the remaining documents related to the Issue. Additionally, all legal and statutory requirements necessary for this purpose have been met;
(iv)	the legal representatives who execute this Indenture and the Distribution Agreement have or will have, as applicable, on the respective execution dates, statutory and/or delegated powers to assume, in its name, the obligations now established herein and, as attorneys-in-fact hold powers that were legitimately granted and the respective powers of attorney remain in full force and effect;
(v)	the obligations assumed under this Indenture and in remaining documents comprising the Issue and the Offer constitute legally valid and binding obligations of the Issuer that are enforceable in accordance with its terms and conditions and constituted and instrument enforceable out of court under the terms of article 784 of Federal Law No. 13.105, of March 16, 2015, as amended (“Code of Civil Procedure”);
(vi)	the execution of this Indenture, the Distribution Agreement and the other documents comprising the Issue and Offer and the fulfillment of the obligations provided for in such instruments, do not violate any (a) legal provision, order, judgment or administrative, judicial or arbitration decision that affects the Issuer or any of its assets or properties; (b) contract or instrument to which the Issuer and/or its subsidiaries are a party; or (c) obligation previously assumed by the Issuer, nor will they result in: (1) advance maturity of any obligation established in any of these contracts or instruments; (2) termination of any of these contracts or instruments; or (3) creation of any encumbrance on any asset of the Issuer and/or its subsidiaries;

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(vii)	except for the information contained in its Reference Form, prepared pursuant to CVM Resolution 80, and made available on CVM's website on the world wide web (“Reference Form”), the Issuer holds valid permits, registrations, authorizations, and licenses (including of a civil, environmental and regulatory nature) required by federal, state and municipal authorities necessary for the exercise of its activities;
(viii)	with respect to the Issuer and its Relevant Subsidiaries, have all authorizations, permits, permissions and licenses (including environmental) required by federal, state and municipal authorities that are necessary for the regular fulfillment of the object of the concession agreements entered into by the Issuer and/or its Relevant Subsidiaries, all of which are valid, except for those: (a) that are in a timely renewal process; (b) whose applicability is being questioned in good faith or challenged by the Issuer and/or the Relevant Subsidiaries, as the case may be, in the judicial or administrative sphere and whose enforceability and/or effects are suspended by judicial or administrative decision; (c) by those whose loss, revocation or cancellation does not result in, or may cause, a Material Adverse Effect and are not being questioned under the terms of item "b" of this item; or (d) in cases where ANEEL, the granting authority or other public authorities unilaterally require or determine the termination of the term of the permits, licenses (including environmental, when applicable), authorizations, concessions or approvals, as applicable, without such arising from a breach of obligation by the Issuer;
(ix)	the information contained in its Reference Form, on the date it was presented, as well as that included in the Offer disclosure material, as applicable, is sufficient, true, consistent, accurate and current;
(x)	(a) documents and information provided during the Offer, including, but not limited to, those contained in this Indenture, are considered sufficient, veracious, accurate, consistent and up to date and will allow investors interested in subscribing Debentures to make a reasonable decision regarding the Offer, and (b) the Issuer is not aware of information other than those mentioned in item (a) above and as contained in the Offer documents made available that may result in a Material Adverse Effect;
(xi)	the registration as a securities issuer, in category "A", of the Issuer is current with the CVM, as required by CVM Resolution 80, and its information contained therein and made public is current as required by CVM Resolution 80;
(xii)	it has not omitted or is aware of any material fact, of any nature, that is within its knowledge, that would cause any of the representations and warranties contained herein to be insufficient, untrue, inaccurate, inconsistent and not current, pursuant to article 24 of CVM Resolution 160;
(xiii)	the Issuer’s balance sheet and corresponding income statement, including its financial statements for the fiscal years ended December 31, 2023, 2024 and 2025, present their financial situation in an adequate manner, as of the above-mentioned dates, as well as their operating results for the periods ended

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on such dates. There are no obligations to third parties that are not reflected in such financial information (off-balance transactions). Such financial information was prepared in accordance with accounting principles generally accepted in Brazil, which were consistently applied during the periods involved, and, starting with the date of the financial statements, (a) there has been no Material Adverse Effect that has not been disclosed by the Issuer on the market through a notice of relevant event; (b) there have been no operations carried out outside the normal course of the Issuer’s business that are relevant to its activities and to this Issue; and (c) there has been no substantial increase in their indebtedness;

(xiv)	except for the information contained in the Reference Form, the Issuer has not been summoned and/or notified of the existence of any judicial action, administrative or arbitral proceeding, inquiry or pending investigation, including of an environmental nature, involving the Issuer, that may result in a Material Adverse Effect;
(xv)	the Issuer has no connection with the Trustee, or knowledge of any occurrence that would prevent the Trustee from fully exercising their functions, pursuant to the Corporations Act and other applicable regulations;
(xvi)	(a) the Issuer does directly or indirectly make use forced or child labor; (b) does not in any way encourage the practice of prostitution; and (c) does not practice acts that are considered a crime against the environment, under the terms of the legislation in force;
(xvii)	except for the information contained in the Reference Form, (a) the Issuer's workers are duly registered under the terms of the legislation in force; (b) the Issuer complies with the obligations arising from the respective employment contracts and the labor and social security legislation in force; (c) the Issuer complies with the legislation applicable to the protection of the environment, as well as matters pertaining to public health and safety;

(d) the Issuer hold the permits, licenses, authorizations and approvals necessary for the exercise of their activities in accordance with applicable environmental legislation; and (e) they hold necessary records, in accordance with applicable civil and environmental legislation, in all cases, except for (1) non-conformities that are being questioned in good faith and for which a suspensive effect has been obtained; or (2) non-conformities that do not cause a Material Adverse Effect;

(xviii)	there are registrations, consents, authorizations, approvals, licenses, orders, or certification with any governmental authority or regulatory body (not included in this definition self-regulatory entities) required in order for the Issuer to comply with its obligations under this Indenture or the Debentures, or to carry out the Issue, except (a) for the disclosure of the Issuer's RCA minutes using an electronic system available on the CVM’s website; (b) for the filing of minutes for the Issuer's RCA with JUCERJA; (c) for the deposit and registration of the Debentures with B3; (d) for the disclosure of the Indenture in an electronic system available on the CVM’s website; and (e) for the registration of the Offer with the CVM as a public offering under the automatic distribution registration procedure, pursuant to CVM Resolution 160;

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(xix)	the information provided in the context of the Offering (including when requesting the deposit of the Debentures with B3) is sufficient, true, accurate and current so that investors interested in subscribing to Debentures have knowledge of the Issuer, its respective activities and financial situation, the Issuer's responsibilities, in addition to the risks to its activities and any other information relevant to the investment decisions of investors interested in acquiring the Debentures, to the extent required under applicable law, with the Issuer being liable for any breach, inaccuracy, or misrepresentation in the information it provides;
(xx)	the documents and information provided to the Trustee are accurate in all material aspects and are current as of the date they were provided or the date to which they refer (as applicable);
(xxi)	the Issuer has prepared and delivered all tax declarations, reports and other information that to its knowledge must be presented, or has received an extension of the deadlines for the presentation of these declarations. It is hereby established that, except for the information contained in Section 4.4 of the Reference Form, as applicable, all fees, taxes and other taxes and government fees that are in any way owed or imposed on the Issuer or any of its assets, receivables, properties or assets, or related to its business, results and profits were paid in full when due, except with respect to payments that are being questioned in good faith or challenged by the Issuer in the judicial or administrative sphere and for which enforceability and/or effects were suspended by a judicial or administrative decision;
(xxii)	it has full knowledge of and fully agrees with the form of disclosure and calculation of the indices described in this Indenture and the form of calculation of the Remuneration, agreed to of its own free will, in observance of the principle of good faith;
(xxiii)	the Issuer complies with all determinations from government agencies, autonomous government agencies, courts or tribunals, which directly impact the conduct of its business, except (a) if the enforceability and/or effects of such determinations from government agencies, autonomous government agencies, courts or tribunals have been suspended by judicial or administrative decision within a period of 30 (thirty) days, counted from the start of non-compliance on the part of the Issuer; or (b) if such non-compliance does not result in a Material Adverse Effect; or (c) the information contained in the Reference Form;
(xxiv)	the Issuer complies with all aspects of laws, regulations, administrative rules and determinations from government agencies, autonomous government agencies or courts applicable to the conduct of its business, except (a) if such laws, regulations, administrative rules and determinations from government agencies, autonomous government agencies or courts that applicable to the conduct of its business were ruled unenforceable and/or were suspended by a judicial or administrative decision within a period of 30 (thirty) days, counted from the start of non-compliance on the part of the Issuer; or (b) if such non-compliance does not result in a Material Adverse Effect; or (c) the information contained in the Reference Form in force on this date;

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(xxv)	the Issuer has provided payment of all tax obligations (municipal, state and federal) or obligations related to labor, social security, the environment and any other obligations imposed by law, except in relation to payments that (a) are being questioned in good faith or challenged by the Issuer, depending on the specific case, in the judicial or administrative sphere and for which their enforceability and/or effects suspended by a judicial or administrative decision; or (b) have not caused a Material Adverse Effect; or (c) the information contained in the Reference Form;
(xxvi)	except for the information contained in the Reference Form, complies with the provisions of the National Environmental Policy, the Resolutions of CONAMA - National Environment Council and other supplementary environmental legislation and regulations, adopting preventive or remedial measures and actions, intended to avoid and correct any verified environmental damage arising from the activity described in its corporate purpose, in all cases, except for (a) non-compliance that is being challenged in good faith and with respect to which a suspensive effect has been obtained; or (b) non-compliance that does not cause a Material Adverse Effect;
(xxvii)	there is no violation of any legal or regulatory provision, national or foreign, relating to Anti-Corruption Laws, by the Issuer and its respective controlled companies and administrators, acting in the name and benefit of the Issuer and/or its controlled companies;
(xxviii)	it maintains internal policies and procedures aimed at ensuring compliance with Anti-Corruption Laws and instructs its respective controlled companies and administrators regarding such rules, prior to the commencement of their activities, as applicable;
(xxix)	each of its controlled companies was duly incorporated in accordance with the respective laws of their respective jurisdictions, with full powers and authority to own, lease and operate their properties and to conduct their business;
(xxx)	the opinions and analyses expressed by the Issuer in its Reference Form:

(a) have been prepared in good faith and consider relevant circumstances at the Issuer and its subsidiaries; and (b) are sufficient, veracious, accurate, consistent and up to date as of the present date; and

(xxxi)	the Issuer holds a valid right to its real property and other receivables and assets its holds.

11	GENERAL PROVISIONS
11.1	Notice to be sent by any of the Parties pursuant to this Indenture must be made in writing and forwarded to the following addresses:

To the Issuer:

AXIA ENERGIA S.A.

Avenida Graça Aranha, No. 26, Suite A, Centro, ZIP Code 20.030-900 – Rio de Janeiro – RJ

C/O: Mr. Fernando Henrique Costa Pinheiro and Livia Sendra Coelho Nogueira Phone: (21) 2514-5257

E-mail: fernando.pinheiro@axia.com / livia.nogueira@axia.com

To the Trustee:

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VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.

Rua Gilberto Sabino, No. 215, unit 41, 4th floor, Pinheiros ZIP

Code 05.425-020, São Paulo – SP

C/O: Eugênia Souza

Phone: (11) 3030-7177

Email: agentefiduciario@vortx.com.br / pu@vortx.com.br (for pricing purposes)

To B3:

B3 S.A. – BRASIL, BOLSA, BALCÃO – BALCÃO B3

Praça Antônio Prado, No. 48, 6th floor,

ZIP Code 01010-901 – São Paulo – SP

C/O: Office of the Superintendent for Corporate Securities Offerings and

Funds – SCF Phone: (11) 2565-5061

E-mail: valores.mobiliarios@b3.com.br

11.1.1	Communications referring to this Indenture shall be considered delivered when received under protocol or with "return receipt" issued by the Brazilian Post Office Company, or by telegram at the addresses above. Communications made by facsimile or electronic mail shall be considered received on the date of their sending, provided that their receipt is confirmed by means of a receipt issued by the machine used by the sender.
11.1.2	Any change to any of the above addresses must be immediately communicated by the Party whose address has been changed.
11.1.3	With the exception of the obligations assumed comprising specific forms of compliance, including, but not limited to, financial statements, the obligations agreed to in this Indenture and remaining Issue documents regarding the sending of documents and periodic information to the Trustee will be exclusively fulfilled through the digital platform "VX Informa" made available by the Trustee on its website (https://vortx.com.br/). To register, it is necessary to access the page https://portal.vortx.com.br/register and request access to the system.
11.2	Waiver
11.2.1	The waiver of any of the rights arising from this Indenture is not presumed. Accordingly, no delay, omission or exercise of will with regards to any right, power or remedy available to the Trustee and/or the Debenture Holders due to any default on the part the Issuer shall harm such rights, powers or remedies, or be interpreted as constituting a waiver of such rights or acceptance of non-performance, nor shall it constitute a novation or modification of any other obligations assumed by the Issuer under this Indenture or precedent with respect to any other non-performance or delay.

11.3        Veracity of Documentation

11.3.1	Without prejudice to the duty of diligence on the part of the Trustee, the Trustee shall assume that original documents or authenticated copies of documents sent by the Issuer or by third parties at its request have not been subject to fraud or alteration.

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The Trustee shall not, under any circumstances, be held responsible for the preparation of corporate documents of the Issuer, which shall remain subject to the Issuer’s legal and regulatory obligations pursuant to applicable legislation.

11.3.2	To provide the specified services and make the necessary decisions with respect to the provisions of this Indenture, the Trustee shall not be held responsible for verifying the sufficiency, validity, quality, veracity or completeness of corporate resolutions, acts of management or any Issuer document or record that it considers authentic and that has been or will be sent by the Issuer.

11.4        Independence of Provisions of this Indenture

11.4.1	Should any of the provisions of this Indenture be deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, with the Parties committing, in good faith, to replace the affected provision with another that, to the extent possible, produces the same effect.

11.5        Extrajudicial Enforceable Instrument and Specific Performance

11.5.1	The Debentures and this Indenture constitute instruments enforceable out of court under the terms of item I and § 4 of article 784 of the Code of Civil Procedure. The Parties hereby recognize that, regardless of any other applicable measures, the obligations assumed under the terms of this Indenture entail a specific execution, subject to the provisions of articles 815 et seq. of the Code of Civil Procedure, without prejudice to the right to declare the advance maturity of the Debentures under the terms of this Indenture.
11.5.2	The Parties mutually and expressly declare that this Indenture was executed on an irrevocable and irreversible basis, binding their successors for any reason and respecting the principles of probity and good faith, by free, conscious and firm manifestation of will of the Parties and in perfect relation of equity.
11.6	Computation of Time Periods
11.6.1	Except if otherwise specifically provided in this Indenture, the time periods established in this Indenture shall be computed in accordance with the rule prescribed in article 132 of the Civil Code, excluding the first day and including the last day.
11.7	Expenses
11.7.1	The Issuer shall assume responsibility for costs: (i) arising from the public placement of the Debentures, including costs related to their deposit with B3; (ii) registration and publication of all acts necessary for the Issue, including this Indenture, any amendments made therein and the Issuer’s corporate acts; and (iii) expenses involved in contracting a Trustee, Paying Agent, Risk Rating Agency, Issuer Agent, and the distribution and trading systems implemented for the Debentures in the primary and secondary markets.
11.8	Amendments

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11.8.1	The holding of an Annual General Meeting of Debenture Holders is hereby waived to resolve upon: (i) the correction of material errors, whether involving negligence or word processing or arithmetic errors, (ii) the need to meet requirements for compliance with legal or regulatory standards, as well as requests made by the CVM and/or B3, (iii) whenever material errors are verified, whether involving negligence or word processing or arithmetic errors, or (iv) due to the updating of the Parties’ registration data, including changes in trade name, address and telephone number, provided that such changes do not generate additional costs or expenses for Debenture Holders.
11.9	Governing Law and Jurisdiction
11.9.1	This Indenture is governed by the Laws of the Federative Republic of Brazil.
11.9.2	The Parties hereby elect the courts of the Judicial District of São Paulo, State of São Paulo to resolve any controversies or disputes arising from or related to this Indenture, expressly waiving the right to any other court of law, however privileged it may be or may become.

11.10     Digital Signature

11.10.1	For the purposes of article 10, paragraph 2, of Provisional Measure No. 2,200-2, of August 24, 2001, the Parties hereby agree and accept that this instrument and any amendment may be signed electronically through Docusign. Digital certificates shall be issued by ICP-Brasil, and such electronic signatures considered legitimate and sufficient to prove (i) the identity of each legal representative, (ii) the willingness on the part of each Party to sign this instrument and any amendments, and (iii) the integrity of this instrument and any amendments.
11.10.2	The Parties agree that, for all legal purposes, the date on which the effects of this Indenture shall begin shall be the date this document was executed, even if any of the Parties signs this instrument electronically at a later date, for any reason, in which case the Parties, from this moment, agree to the retroactivity of the effects of this Indenture to the date mentioned herein.

In witness whereof, the Parties, binding themselves and their successors, have executed this Indenture electronically.

Rio de Janeiro, July 17, 2026.

[remainder of page intentionally left blank]

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Signature Page to the "Private Indenture of the 11th (Eleventh) Issuance of Simple Debentures, Not Convertible into Shares, in a Single Series, for Public Distribution, under the Automatic Registration Procedure, of AXIA Energia S.A."

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ANNEX I

ADJUSTED EBITDA CALCULATION METHODOLOGY

Adjusted EBITDA (as defined below) is calculated as follows, namely:

Adjusted EBITDA The Issuer's Adjusted EBITDA must have the following composition: Income or Loss for the Period

(+)	Provision for Income Tax and Social Contribution Tax;
(+)	Financial Result;
(+)	Amortization and Depreciation;

Adjustments

(-)	Effects on Result at the Moment of Recognition of Generation Indemnities;
(-)	Extraordinary Retirement Plan;
(-)	Operational Provisions/Reversals;
(-)	Gain on Sale of Controlled Companies;
(-)	Total Corporate Transmission Revenue;
(+)	Total Receipt of Permitted Annual Revenue;

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ANNEX II

Group Issues under which the Trustee Indicated that it Provides Trustee Services

Type	Issuer	Amount:	Quantity	Issue	Series	Issue Date	Expiry date	Guarantees
CN	AXIA ENERGIA S.A.	500000000	500000	1	2	08/23/2023	08/23/2026	Suretyship
CN	AXIA ENERGIA S.A.	1000000000	1000000	1	3	08/23/2023	08/23/2027	Suretyship
CN	AXIA ENERGIA S.A.	500000000	500000	1	4	08/23/2023	08/23/2027	Suretyship
CN	AXIA ENERGIA S.A.	1000000000	1000000	1	5	08/23/2023	08/23/2028	Suretyship
DEB	AXIA ENERGIA S.A.	700000000	700000	2	4	04/25/2019	05/15/2029	Guarantees not provided
DEB	AXIA ENERGIA S.A.	4000000000	4000000	4	1	09/15/2023	09/15/2031	Guarantees not provided
DEB	AXIA ENERGIA S.A.	3000000000	3000000	4	2	09/15/2023	09/15/2028	Guarantees not provided
DEB	AXIA ENERGIA S.A.	1988895000	1988895	5	1	04/15/2024	04/15/2029	Guarantees not provided
DEB	AXIA ENERGIA S.A.	1019900000	1019900	5	2	04/15/2024	04/15/2031	Guarantees not provided
DEB	AXIA ENERGIA S.A.	1630000000	1630000	6	SINGLE SERIES	09/15/2024	09/15/2034	Guarantees not provided
DEB	AXIA ENERGIA S.A.	1000000000	1000000	7	SINGLE SERIES	11/15/2025	11/15/2035	Guarantees not provided
DEB	AXIA ENERGIA S.A.	1267100000	1267100	8	1	02/15/2026	02/15/2033	Guarantees not provided
DEB	AXIA ENERGIA S.A.	368900000	368900	8	2	02/15/2026	02/15/2036	Guarantees not provided
DEB	AXIA ENERGIA S.A.	364000000	364000	8	3	02/15/2026	02/15/2041	Guarantees not provided
DEB	AXIA ENERGIA S.A.	1000000000	1000000	9	SINGLE SERIES	06/15/2026	06/15/2036	Guarantees not provided
DEB	AXIA ENERGIA NORDESTE S.A.	1000000000	1000000	2	SINGLE SERIES	04/15/2024	04/15/2029	Suretyship
DEB	AXIA ENERGIA NORDESTE S.A.	4900000000	4900000	3	SINGLE SERIES	06/15/2024	06/15/2031	Suretyship

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DEB	AXIA ENERGIA NORDESTE S.A.	1336250000	1336250	4	1	09/15/2024	09/15/2031	Suretyship
DEB	AXIA ENERGIA NORDESTE S.A.	566250000	566250	4	2	09/15/2024	09/15/2034	Suretyship
DEB	AXIA ENERGIA NORTE S.A.	1000000000	1000000	5	SINGLE SERIES	04/15/2024	04/15/2031	Guarantees not provided
DEB	AXIA ENERGIA NORTE S.A.	1336250000	1336250	6	1	09/15/2024	09/15/2031	Guarantees not provided

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DEB	AXIA ENERGIA NORTE S.A.	566250000	566250	6	2	09/15/2024	09/15/2034	Guarantees not provided
DEB	AXIA ENERGIA NORTE S.A.	338451000	338451	7	1	07/15/2025	07/15/2032	Suretyship
DEB	AXIA ENERGIA NORTE S.A.	661549000	661549	7	2	07/15/2025	07/15/2032	Suretyship
DEB	AXIA ENERGIA NORTE S.A.	1000000000	1000000	7	3	07/15/2025	07/15/2035	Suretyship from Other Parties
DEB	AXIA ENERGIA NORTE S.A.	2000000000	2000000	9	SINGLE SERIES	11/15/2025	11/15/2032	Suretyship

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ANNEX III

MODEL DROP DOWN AMENDMENT

[•] AMENDMENT TO THE PRIVATE INSTRUMENT FOR THE 11th (ELEVENTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, IN A SINGLE SERIES FOR PUBLIC DISTRIBUTION PURPOSES UNDER AXIA ENERGIA S.A.’S AUTOMATIC REGISTRATION PROCEDURE.

By this private instrument:

(1)	AXIA ENERGIA S.A., a corporation registered with the Brazilian Securities and Exchange Commission (“CVM”) as a Category “A” securities issuer and currently in the operational phase, the headquarters of which is located in the city of Rio de Janeiro, in the state of Rio de Janeiro, at the address Avenida Graça Aranha, No. 26, Suite A, Centro, ZIP Code 20.030-900, registered with the Ministry of Finance’s National Register of Legal Entities (“CNPJ”) under record No. 00.001.180/0001-26. The company’s articles of incorporation were filed with the Rio de Janeiro State Board of Trade (“JUCERJA”) under NIRE No. 33.300.346.767, and it is represented in this act accordance with its bylaws (“Issuer” or “AXIA Energia”);
(2)	VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability company, headquartered in the city of São Paulo, State of São Paulo, at the address Rua Gilberto Sabino, No. 215, unit 41, 4th floor, Pinheiros, ZIP Code 05.425-020 and registered under CNPJ No. 22.610.500/0001-88, represented in this act under the terms of its articles of organization (“the Trustee”), acting in the capacity of representative of the Debenture holders (as defined below); and

(3)	[AXIA ENERGIA NORTE S.A., a corporation registered as a publicly-held company category "B" before CVM, currently in the operational phase, headquartered at the address SCN Setor Comercial Norte, Block No. 6, Unit A, Blocks "B" and "C", North 1 gate, North Wing, ZIP Code 70716-901 Brasília, Distrito Federal, registered under CNPJ 00.357.038/0001-16, the articles of incorporation of which are duly filed with the Board of Trade, Industry and Services for the Federal District (“JUCISDF“) under NIRE 53.3.00002819, represented in this act in the manner described in its bylaws ("AXIA Energia Norte").

{OR}

(4)	AXIA ENERGIA SUL S.A., a corporation registered as a publicly-held company category "B" with the CVM, currently in the operational phase, headquartered in the city of Florianópolis, State of Santa Catarina, at the address Rua Deputado Antônio Edu Vieira, No. 999, Pantanal, ZIP Code 88.040 −901 and registered under CNPJ 02.016.507/0001-69, the articles of incorporation are which are duly filed with the Board of Trade for the State of Santa Catarina ("JUCESC") under NIRE 42300057185, represented in this act in the manner described in its bylaws ("AXIA Energia Sul").

{OR}

(5)	AXIA ENERGIA NORDESTE S.A., a corporation registered with CVM as a category "A” securities issuer, currently in the operational phase, headquartered in the city of Recife, State of Pernambuco, at the address Rua Delmiro Gouveia, No. 333, Edifício André Falcão, San Martin, ZIP Code

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50761-901 and registered under CNPJ No. 33.541.368/0001- 16, the articles of incorporation of which are filed with the Board of Trade for the State of Pernambuco (“JUCEPE”) under NIRE 2630004937-6, represented in this act in the the manner described its bylaws (“AXIA Energia Nordeste”).]

WHEREAS:

(A)	at the Meeting of AXIA Energia’s Board of Directors held on July 17, 2026, the minutes for which were duly filed with JUCERJA on [•] [•], 2026 under record No. [•] and published in the newspaper "Valor Econômico" on [•], [•], 2026 while being simultaneously disclosed in full on webpage of the newspaper "Valor Econômico" pursuant to article 62, item I, and article 289, of Federal Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporations Act" and "AXIA Energia’s RCA", respectively), the terms and conditions of AXIA Energia’s 11th (eleventh) issue of debentures not convertible into shares as part of a single series ("Issue" and "Debentures", respectively) were resolved upon and approved, in accordance with the provisions of article 59, head paragraph, and the first paragraph of the Brazilian Corporations Act. These debentures will be publicly distributed and automatically registered without prior analysis from the CVM and are intended exclusively for professional investors under the terms of CVM Resolution No. 30 of the 11th of May 2021, as amended (“Professional Investors”), pursuant to Federal Law No. 6,385, of December 7, 1976, as amended (“Securities Market Law”), CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160”); and other applicable legal provisions (“the Offer”).
(B)	on July 17, 2026, AXIA Energia entered into, together with the Trustee, the "Private Instrument for the 11th (Eleventh) Issue of AXIA Energia S.A.’s Simple Debentures, Not Convertible into Shares in a Single Series Intended for Public Distribution under the Automatic Registration Rite.", as amended on [•] [•], 2026 by the "First Amendment to the Private Instrument for the 11th (Eleventh) Issue of AXIA Energia S.A.’s Simple Debentures, Not Convertible into Shares, in a Single Series, Intended for Public Distribution under the Automatic Registration Rite" ("the Indenture");
(C)	the Debentures were subscribed to and paid up by the Professional Investors, AXIA Energia thus being the current issuer of the Debentures;
(D)	pursuant to Clause 6.1.2 (ix) of the Indenture, AXIA Energia may assign all rights and obligations assumed under the Indenture to [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] under the Indenture (“Authorized Transaction”); provided that (a) an amendment of the model provided for in Annex III to the Indenture is entered into; (b) AXIA Energia assumes the function of guarantor of the Debentures in a joint and several manner, through means of the amendment to the Indenture, as well as any remaining obligations that may be assumed by [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] under the Indenture; (c) AXIA Energia complies with all obligations set forth in the Indenture; and (d) the Issue’s risk rating assigned under the first risk rating report issued after the closing of the Authorized Transaction (as defined in the Indenture) is at least equivalent or higher than the risk rating for the Issue assigned on the date of the most recent Issue risk rating report

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prepared prior to the closing of the Authorized Transaction (as defined in the Indenture) to ensure that, for all legal intents and purposes, [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] will become the issuer of the Debentures and irrevocably and irreversibly assume, for all legal intents purposes, the function of debtor and primary payor for all pecuniary and non-pecuniary obligations arising from the Debentures ("Drop Down");

(E)	in the [corporate approval] from [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste], provided on the [•] of [•] 202[•], the meeting minutes for which were duly filed with the Board of Trade for the State of [•] on [•] of [•] of 202[•] under record No. [•] and published in the newspaper "[•]" on the [•] of [•] 2025 while being simultaneously disclosed in full on the webpage of the newspaper "[•]”. Digital certification with regard to the authenticity of the documents included in document themselves and issued by an accredited certifying authority within the scope of the Brazilian Public Key Infrastructure (ICP-Brasil), pursuant to article 62, item I, and article 289, of the Brazilian Corporations Act. The assumption of the rights and obligations of the Indenture was approved herein, and [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] was subsequently made issuer of the Debentures (“Approval of Assumption of Function”); and
(F)	the Parties wish to enter into this Amendment, to formalize and govern the Drop Down.

THE PARTIES HEREBY RESOLVE, through means of mutual agreement and in the manner described under the law, to enter into this "[•] Amendment to the Private Instrument for the 11th (Eleventh) Issue of Simple Debentures, Not Convertible into Shares, in a Single Series Intended for Public Distribution under AXIA Energia S.A.’s Automatic Registration Procedure," ("the Amendment"), which will be governed by the following clauses and conditions.

1	DEFINITIONS AND INTERPRETATIONS
1.1	Definitions. For the purposes of this Amendment (including the above preamble), unless indicated otherwise herein, capitalized words and expressions shall have the meanings assigned to them in the Indenture.
1.2	Interpretations. Unless required otherwise within the context, this Amendment shall be construed as the Indenture is construed and subject to the provisions of Section 2 of the Indenture.

2	CORPORATE AUTHORIZATION
2.1	This Amendment is executed in accordance with the AXIA Energia RCA, with the [•] Approval, with the Assumption Approval and with the provisions of the Indenture.
2.2	This Amendment is hereby entered into to reflect the Drop Down and other business-related changes included therein.

3	REQUIREMENTS

3.1           Disclosure of the Amendment

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3.1.1	[AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] shall disclose this Amendment through an electronic system made available on the CVM's website online within seven (7) Business Days of the respective signature date, without prejudice to a requirement on the part of [AXIA Energia Sul {or} AXIA Energia Norte

{or} AXIA Energia Nordeste] to observe other provisions governed by the CVM, pursuant to art. 62, § 5, of the Corporations Act.

3.1.2	Due to the guarantee provided by Axia Energia, this Amendment and any new amendments to the Indenture will be duly registered with the competent Registry of Deeds and Documents for the district of [AXIA Energia Sul

{or} AXIA Energia Norte {or} AXIA Energia Nordeste {or^} AXIA Energia], which is the city of [•], in the State of [•] (“RTD Registry Office”).

3.1.3	[AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] shall, at its exclusive expense register this Amendment with the RTD Registry Office (i) within a period of up to 10 (ten) Business Days of the respective date this Amendment was signed, and (ii) deliver 1 (one) physical copy or 1 (one) electronic copy (PDF) containing a digital seal for this Amendment if electronically registered to the Trustee, as applicable, within a period of up to 5 (five) Business Days counted from the registration date.

4	SUBJECT MATTER OF THE AMENDMENT
4.1	The Parties, through this Amendment, hereby decide to amend the entirety of the contents of this Indenture to reflect the Drop Down, which shall become effective in the manner described in Annex A below.

5	REPRESENTATIONS AND RATIFICATIONS
5.1	The parties, in this act, reiterate all obligations assumed and all representations and warranties provided in the Indenture, which apply to this Amendment, as if they were transcribed herein.
5.2	AXIA Energia represents and warrants, in this act, that all representations and warranties provided for in the Indenture remain true, consistent, correct, sufficient and fully valid and effective on the execution date of this Amendment.
5.3	The amendments made to the Indenture by means of this Amendment do not constitute novation, whereby all obligations, clauses, terms and conditions provided for in the Indenture that have not been expressly amended by this Amendment remain valid and in force.

6	GENERAL PROVISIONS
6.1	Waiver of any of the rights arising from this Amendment and from the Indenture is not presumed. Accordingly, no delay, omission or exercise of will with regards to any right, power or remedy available to the Parties due to any default shall harm such rights, powers or remedies, or be interpreted as constituting a waiver of such rights or acceptance of non-performance, nor shall it constitute a novation or modification of any other obligations assumed by the Issuer under

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this Indenture or precedent with respect to any other non-performance or delay.

6.2	The obligations assumed in this Amendment have an irrevocable and irreversible character, binding the Parties themselves and their successors, for any reason, to its full compliance.
6.3	Should any of the provisions of this Amendment be deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, with the Parties committing, in good faith, to replace the affected provision with another that, to the extent possible, produces the same effect.
6.4	This Amendment constitutes an instrument enforceable out of court, pursuant to article 784, item I and § 4, of Federal Law No. 13.105, of March 16, 2015, as amended ("Code of Civil Procedure“). The Parties hereby declare themselves to be aware that, regardless of any other applicable measure implemented, the obligations assumed under this Amendment entail a specific performance subject to the provisions of articles 497 et seq., 538 and articles on the various types of execution (article 797 et seq. under Code of Civil Procedure, without prejudice to the right to declare the advance maturity of the obligations arising from the Debentures, under the terms provided for in the Indenture.
6.5	The Parties acknowledge that the declarations of intent of the contracting parties through digital signature are presumed to be true in relation to the signatories when (i) the certification process made available by the Brazilian Public Key Infrastructure – ICP-Brasil or (ii) another means of proving the authorship and integrity of the document in electronic form is used, provided it is admitted as valid by the parties or accepted by the person to whom the document is presented, as permitted by article 10 and its paragraphs of Provisional Measure No. 2,200, of August 24, 2001, in force in Brazil (“Provisional Measure 2,200”). This form of contracting shall be recognized as valid and fully effective under electronic, digital and computer media and as constituting an instrument enforceable out of court for all legal purposes. In the manner provided above, this Amendment, as well as its annexes, may be signed digitally by electronic means as provided in this Clause.

7	GOVERNING LAW AND JURISDICTION
7.1	This Amendment shall be governed by and interpreted in accordance with the Laws of the Federative Republic of Brazil.
7.2	The Parties elect the jurisdiction of the District of São Paulo, State of São Paulo, as the sole competent forum to resolve any issues or disputes arising from this Amendment, expressly waiving any other, however privileged it may be or may become.

In witness whereof, being thus agreed, the Parties execute this Amendment electronically, so that it may produce its legal and proper effects, which binds the Parties and their successors for any reason.

São Paulo, [•] [•], 20[•].

[Signature fields to be included]

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ANNEX A – CONSOLIDATED DEBENTURE INDENTURE

[Consolidated Indenture on next page.] [Remainder of this page intentionally left blank.]

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ANNEX IV

MODEL AMENDMENT BOOKBUILDING PROCEDURE

AMENDMENT TO THE PRIVATE INSTRUMENT FOR THE 11th (ELEVENTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, IN A SINGLE SERIES FOR PUBLIC DISTRIBUTION PURPOSES UNDER AXIA ENERGIA S.A.’S AUTOMATIC REGISTRATION PROCEDURE.

By means of this private instrument, on the one hand,

(1)	AXIA ENERGIA S.A., a corporation registered with the Brazilian Securities and Exchange Commission (“CVM”) as a Category “A” securities issuer and currently in the operational phase, the headquarters of which is located in the city of Rio de Janeiro, in the state of Rio de Janeiro, at the address Avenida Graça Aranha, No. 26, Suite A, Centro, ZIP Code 20.030-900, registered with the Ministry of Finance’s National Register of Legal Entities (“CNPJ”) under record No. 00.001.180/0001-26. The company’s articles of incorporation were filed with the Rio de Janeiro State Board of Trade (“JUCERJA”) under NIRE No. 33.300.346.767, and it is represented in this act accordance with its bylaws (“the Issuer”);

and, on the other hand,

(2)	VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability company, headquartered in the city of São Paulo, State of São Paulo, at the address Rua Gilberto Sabino, No. 215, unit 41, 4th floor, Pinheiros, ZIP Code 05.425-020 and registered under CNPJ No. 22.610.500/0001-88, represented in this act under the terms of its articles of organization (“the Trustee”), acting in the capacity of representative of the Debenture holders (as defined below); and

the Issuer and the Trustee shall hereinafter be jointly referred to as "the Parties" and, individually and indistinctly, as “Party";

WHEREAS:

(A)	at a Meeting of the Issuer's Board of Directors, held on July 17, 2026 (“Issuer's RCA”), the minutes of which were filed with JUCERJA under record No. [•], on [•] [•], 2026 and published in the newspaper “Valor Econômico” (“Issuer's Publication Journal”), on [•] [•], 2026, and simultaneously disclosed in its entirety on the webpage of the Issuer's Publication Journal online, for which digital certification of the authenticity of the documents must provide in the documents themselves issued by an accredited certification authority within the scope of Brazilian Public Key Infrastructure (ICP-Brasil), pursuant to article 289 of Federal Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporations Act”), the Board resolved upon, among other matters, the Issuer’s 11th (eleventh) issuance of simple debentures, not convertible into shares, in a single series, (“the Issue” and “Debentures”, respectively), intended for public distribution under an automatic registration procedure, without prior analysis by CVM, intended for Professional Investors (as defined in the Indenture below), pursuant to article 59 of the Brazilian Corporations Act, Federal Law No.

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6.385, of December 7, 1976, as amended, CVM Resolution No. 160, of July 13, 2022, as amended, and the remaining applicable legal provisions ("the Offer"), as well as their respective terms and conditions. The Board also approved the execution of the Indenture, its subsequent amendments, and the remaining documents comprising the Offer and the Issue to which the Issuer is a party, as well as their respective terms and conditions;

(B)	the Parties entered into, on July 17, 2026, the "Private Instrument for the 11th (Eleventh) Issue of Simple Debentures, Not Convertible into Shares, in a Single Series, Intended for Public Distribution, under AXIA Energia S.A.’s Automatic Registration Procedure" ("Indenture");
(C)	the Issue, as well as the execution of this First Amendment (as defined below), have already been approved by the Issuer through the Issuer's RCA;
(D)	Bookbuilding Procedure (as defined in the Indenture) was carried out on [•] [•] 2026, the , subject to the provisions of the Indenture, to verify demand for the Debentures and define (i) the final Remuneration rate (as defined in the Indenture) of the Debentures, subject to the Ceiling Rate (as defined in the Indenture); and (ii) the Redemption and Amex Premium Factors (as defined below). The Parties are hereby authorized and obligated to enter into this amendment to the Indenture, pursuant to Clauses 2.3.2 and 3.8.2, of the Indenture, in order to reflect the results of the Bookbuilding Procedure, without the need for additional corporate approval from the Issuer or call an Annual General Meeting of Debenture Holders to approve the matters described in this First Amendment; and
(E)	the Debentures have not yet been subscribed to and paid up, so that it is not necessary to hold a General Meeting of Debenture Holders (as defined in the Indenture) to approve the matters of this First Amendment.

HEREBY RESOLVE to execute this "First Amendment to the Private Instrument for the 11th (Eleventh) Issue of Simple Debentures, Not Convertible into Shares, in a Single Series, Intended for Public Distribution under AXIA Energia S.A.s Automatic Registration Procedure"(“First Amendment”), to reflect the results of the Bookbuilding Procedure, under the following Clauses and conditions.

Capitalized terms used herein, whether in singular or plural, shall have the meaning attributed to them in the Indenture.

1	AMENDMENTS
1.1	In view of the Bookbuilding Procedure, the Parties resolve to amend the wording of Clauses 3.8.1, 4.11.1, 5.1.1 and 5.2.2 in order to reflect the result of the Bookbuilding Procedure, so that such Clauses become effective with the following wording:

“3.8.1 An investment intention collection procedure was adopted, organized by the Coordinators, with or without receipt of reservations, pursuant to articles 61 and 62 of CVM Resolution 160, as well as pursuant to the Distribution Agreement, to verify demand for the Debentures, which

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defined (i) the final quantity of Debentures; and (ii) the Redemption Premium Factor (as defined below) and the Amex Premium Factor (as defined below) (“Bookbuilding Procedure”).”

“4.11. Remuneration.

4.11.1. Debentures Remuneration. The Debentures’ Restated Unit Par Value will accrue interest corresponding to [●]% ([●]) per year, based on 252 (two hundred and fifty-two) Business Days ("Debentures’ Remuneration"). The Debentures’ Remuneration will be calculated in an exponential and cumulative manner and on a prorated basis for Business Days elapsed between the Debentures' Profitability Start Date or the date immediately preceding Debentures' Remuneration Payment Date (including the start date), depending on the specific case, up until the effective payment date (excluding the end date). Remuneration of the Debentures will be calculated according to the following formula:

where:

J = unit value for the Remuneration of Debentures due at the end of the Capitalization Period, calculated to eight (8) decimal places, without rounding.

VNA = the Debentures’ updated Unit Par Value calculated to eight (8) decimal places, without rounding;

InterestFactor = Fixed interest factor calculated to 9 (nine) decimal places, with rounding, determined as follows:

where:

Rate = [●],[●][●][●][●].

DP = number of Business Days elapsed between the Debentures Profitability Start Date or the immediately preceding Debenture Remuneration Payment Date, including this respective date, depending on the specific case, and the calculation date, excluding this respective date. "DP" shall be an integer in such cases.

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“5.1.1 The Issuer may redeem all (but not part) of the Debentures in advance at its sole discretion and regardless of the will of the Debenture Holders, starting on the date on which such redemption is permitted under applicable regulations, subject to the provisions of article 1, paragraph 1, of Federal Law 12.431, CMN Resolution 4.751, CMN Resolution 5.034 and other applicable laws or regulations that may be issued at a later date ("Optional Complete Advance Redemption“). Such a redemption may be made provided that the minimum weighted average maturity of 4 (four) years of payments has elapsed between the Issue Date and the date of the effective Optional Complete Advance Redemption, upon payment of the advance redemption amount for Debentures ("Advance Redemption Amount“) being provided, depending on the specific case, which will be equivalent to the greater of the following amounts:

(i)	Debentures Adjusted Unit Par Value, more: (1) Remuneration of Debentures calculated on a prorated basis between the Debentures’ Profitability Start Date (including the start date) or the immediately preceding Remuneration of Debentures payment date (including the payment date), depending on the specific case, and the date of the effective Optional Complete Advance Redemption (excluding this specific date); (2) late fees, if applicable; and

(3)  any pecuniary obligations and other additions relating to the Debentures, if any; or

(ii)	present value of the installments due after the Debentures’ Optional Advance Redemption Date related to the amortization payment for the Debentures’ Updated Unit Par Value, more (a) the Remuneration of Debentures using the internal rate of return of the public Treasury IPCA+ with semiannual interest (current name of the former National Treasury Note, series B – NTN-B) as a discount rate. The duration in such cases shall be that closest to the Debentures’ remaining duration as of the Debentures’ Optional Advance Redemption Date using the indicative quotation disclosed by ANBIMA on its online webpage (http://www.anbima.com.br). This amount shall be calculated on the Business Day immediately prior to Debentures’ Optional Advance Redemption Date, and the Redemption Premium Factor shall be added exponentially and calculated according to the formula below; (b) Late Payment fees, if applicable; and (c) any pecuniary obligations and other additions related to the Debentures, if any:

where:

VP = sum of the present value of Debentures’ payment installments after the Optional Complete Advance Redemption Date;

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C Redemption= C factor for accumulated monthly variations in the index used calculated to 8 (eight) decimal places, without rounding, as follows:

where:

n = total number of indexes used in the Optional Complete Advance Redemption, in which "n" must be an integer;

NIk = value of the index number for the month prior to the month of adjustment, if the adjustment is made on an earlier date or on the Debentures’ Anniversary Date. After the Anniversary Date, value of the index number for the update month;

NIk-1 = value of the index number for the month prior to month "k".

dup = number of Business Days elapsed between the Payment Date or the most recent Debenture Anniversary Date (as defined below) and the calculation date, limited to the total number of Business Days for which the index used is valid. In such cases "dup" shall be an integer;

dut = number of Business Days elapsed between the most recent and the upcoming Debenture Anniversary Date. In such cases "dut" shall be an integer;

The factor resulting from the expression described below is considered to 8 (eight) decimal places, without rounding:

VNEk = unit value for each of the "k" amounts due for Debentures. In such cases the amount of each installment "k" shall be equivalent to the amortization payment for the Unit Par Value and/or Interest levied on the Unit Par Value for Debentures subject to Optional Advance Complete Redemption, calculated on a prorated basis, between the Optional Complete Advance Redemption Date and each payment date;

Interest = (InterestFactor - 1), as defined in Clause 4.11.1;

n = total number of payment events to be carried out for Debentures, depending on the specific case. In such cases "n" shall be an integer;

FVPk = present value factor, calculated to nine (9) decimal places, with rounding, according to the following formula:

where:

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TESOUROIPCA = NTN-B’s internal rate of return, for which the respective duration most closely approximates the Debentures’ remaining duration;

Redemption Premium Factor: [●],[●][●]%;

nk = number of Business Days elapsed between the Optional Complete Advance Redemption Date and the scheduled maturity date for each installment "k" due;

“5.2.2 If Optional Special Amortization is carried out, the amount due by the Issuer will be equivalent to the highest amount obtained under the criteria mentioned in items “(i)” to “(iii)” below (“Optional Special Amortization Amount”):

(i)	that provided for in the regulation to be issued by the CMN;
(ii)	the portion of the Debentures’ Restated Unit Par Value subject to such Optional Special Amortization, more the Remuneration of Debentures, calculated on a pro rata temporis from the Debentures' Profitability Start Date or the immediately preceding Debentures' Remuneration Payment Date, depending on the specific case, and other applicable fees due and not paid by the Debentures' Optional Special Amortization Date (as defined below); or
(iii)	present value of the installments due after the date of realization of the Optional Special Amortization related to the payment of the installment of the Restated Unit Par Value, plus the Remuneration of the Debentures, using as a discount rate the internal rate of return of the public Treasury IPCA+ with semi-annual interest (current denomination of the former National Treasury Note, series B – NTN-B), for which the respective duration most closely approximates the remaining duration of the Debentures, on the date of realization of the Optional Special Amortization, using the indicative quotation disclosed by ANBIMA on its page on the world wide web (http://www.anbima.com.br) calculated on the Business Day immediately prior to the date of realization of the Optional Special Amortization, plus exponentially the Amex Premium Factor (as defined below), calculated according to the formula below;

(b) late fees, if applicable; and (c) any pecuniary obligations and other additions related to the Debentures, if any:

where:

VP = sum of the present value of the payment installments for Debentures maturing after the Optional Special Amortization date;

C Redemption = Accumulated Factor C, as defined in Clause 5.1.1 above, up until the Optional Special Amortization date;

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VNEk = unit value of each of the "k" amounts due for Debentures. In such cases the amount of each installment "k" shall be equivalent to amortization payments for the Unit Par Value and/or Interest levied on the Unit Part Value of the Debentures subject to the Optional Special Amortization, calculated on a prorated basis between the Optional Special Amortization date and each payment date;

Interest = (InterestFactor - 1), as defined in Clause 4.11.1;

n = total number of payment events to be carried out for Debentures, in which case "n” shall be an integer;

FVPk = present value factor, calculated to nine (9) decimal places, with rounding, according to the following formula:

where:

TESOUROIPCA = NTN-B’s internal rate of return, for which the respective duration most closely approximates the Debentures’ remaining duration;

Amex Premium Factor: [●],[●][●]%;

nk = number of Business Days elapsed between the Optional Special Amortization date of realization and the scheduled maturity date for each installment "k" due“.

1.2	Finally, in consideration of the Bookbuilding Procedure, the Parties hereby resolve to amend the wording of Clauses 2.3.2, 3.8.2 and 4.11. of the Indenture.

2	GENERAL PROVISIONS
2.1	The terms and conditions of the Indenture that have not been expressly amended by this First Amendment are hereby ratified and remain in full force and effect. The "General Provisions" provided for in Clause 11 of the Indenture shall apply to this First Amendment as if they were transcribed herein.
2.2	The Issuer hereby represents and warrants that the statements made in Clause 10 of the Indenture remain veracious, correct and fully valid and effective on the date this First Amendment was signed.
2.3	This First Amendment shall be duly disclosed in the electronic system available on the CVM's page on the worldwide computer network within 7 (seven) Business Days from the execution date of this Amendment, pursuant to article 33, item XVII, and paragraph 8 of CVM Resolution 80 and article 62, item I, and paragraph 5 of the Corporations Law.
2.4	Should any of the provisions of this First Amendment be deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, with the Parties

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committing, in good faith, to replace the affected provision with another that, to the extent possible, produces the same effect.

2.5	This First Amendment and the Debentures constitute an instrument enforceable out of court pursuant to article 784, item I and § 4, of Federal Law No. 13.105, of March 16, 2015, as in force ("Code of Civil Procedure"), and the obligations contained therein are subject to specific performance requirements in accordance with articles 815 et seq. of the Code of Civil Procedure.
2.6	For the purposes of article 10, paragraph 2, of Provisional Measure No. 2,200-2, of August 24, 2001, the Parties hereby agree and accept that this First Amendment may be signed electronically through Docusign. Digital certificates shall be issued by ICP-Brasil, and such electronic signatures will be considered legitimate and sufficient to prove (i) the identity of each legal representative, (ii) the willingness on the part of each Party to sign this instrument and (iii) the integrity of this instrument and any amendments.
2.7	The Parties agree that, for all legal purposes, the date of commencement of the effects of this First Amendment shall be the date of this document, even if any of the Parties signs this First Amendment electronically at a later date, for any reason, in which case the Parties, from this moment, agree to the retroactivity of the effects of this instrument to the date mentioned herein.
2.8	This First Amendment is governed by the laws of the Federative Republic of Brazil.
2.9	The Parties elect the jurisdiction of the District of São Paulo, State of São Paulo, with express waiver of any other, however privileged it may be or may become, as competent to resolve any controversies or disputes arising from or related to this First Amendment.

In witness whereof, being thus agreed, the Parties, binding themselves and their successors, execute this First Amendment electronically.

Rio de Janeiro, [•] [•] 2026.

[signatures follow on the following pages] [remainder of this page intentionally left blank]

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ANNEX V

DESCRIPTION OF THE INVESTMENT PROJECT

MME Filing	48340.004093/2026-64, on 07/07/2026.
Corporate Name and CNPJ of the Priority Project Holder	Santo Antônio Energia S.A.; CNPJ: 09.391.823/0001-60
Priority Sector in which the Project is Classified	Energy - Generation from renewable sources (Art. 4, III, point "a")
Project Name	HPP Santo Antônio
Project Purpose

Future payments or reimbursement of expenses or debts related to projects for investment in CAPEX for the implementation, operation, maintenance and modernization of the Santo Antônio HPP, subject to MME Concession Agreement No. 01/2008

(“the Project”).

Project Objective	Generation of renewable electric energy for commercialization in the free and regulated energy markets.
Project Start Date	March/2012
Estimated Project Closure Date	October/2047
Current Project Phase	The Santo Antônio HPP has been in operation since 03.30.2012.
Social or environmental benefits arising from the implementation of the Project

The HPP generates jobs in the region, as well as revenues for the municipality, fostering local development. In addition, the project owner is part of the Axia group, which is committed to sustainable development and the preservation of the areas around its projects. It is noteworthy that, in its business, the Axia group considers aspects related to climate change, including goals to reduce and neutralize its emissions. The group also makes several social investments and continuously forms partnerships for social programs.

Estimated volume of financial resources required to carry out the Project	R$ 20,076,000,000.00
Volume of financial resources estimated to be raised through Issue	R$ 500,000,000.00
Percentage that is estimated to be captured through	2.49%

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Debentures given the Project's need for financial resources

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.